UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: April, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 3, 2007	NEUROCHEM INC.
	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

[picture]
we are
neurochem
ANNUAL REPORT 2006

Thank you for lending a hand — Again this year, Neurochem’s annual report incorporates the stories of patients enrolled in the clinical trials of the Company’s product candidates. It is our hope that sharing their stories will underscore the urgent need for new treatments to address unmet medical needs. We wish to express our gratitude to the patients, family members and healthcare professionals who lent us a hand in the preparation of this publication. Their courage, candor and commitment are an inspiration to us all.

02	Message to shareholders
04	2006 Highlights
16	Tramiprosate (ALZHEMED™)
18	Eprodisate (KIACTA™)
21	Management’s discussion and analysis
40	Consolidated financial statements
65	Executive management
66	Board of directors
67	Advisory boards
68	Shareholder information
All dollar figures are in Canadian dollars, unless specified otherwise.
Neurochem Inc. and its subsidiaries are referred to as Neurochem or the Company.
Neurochem 2006 Annual Report

[8 pictures]
Reaching out ...
We are Neurochem... reaching out, working hand in hand with
investigators, advisors, product teams, clinicians, patients and their families to deliver potential breakthrough therapies for urgent, unmet medical needs. Our 2006 annual report documents the latest chapter in this journey. It is a story about leading-edge science — about what can be achieved when highly motivated men and women unite with the ultimate goal to alleviate suffering and benefit humankind.
Neurochem 2006 Annual Report

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Message to shareholders
     Since our 2005 Annual Report, we have seen important advances in the development of Neurochem’s key product candidates. The completion of our North American Phase III clinical trial for tramiprosate (ALZHEMED™) for the treatment of Alzheimer’s disease (AD) was on schedule. This represents a significant milestone in Neurochem’s drive to offer an innovative, potentially disease-modifying therapy to the millions of patients suffering from AD. As well, we expect decisions from the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMEA) regarding the marketing approval of eprodisate (KIACTA™, formerly FIBRILLEX™), our investigational product candidate for the treatment of Amyloid A (AA) amyloidosis.
     “Given the possibility that ALZHEMED™ could be the first of a new class of anti-amyloid disease-modifiers on the market, it has been identified as a potential blockbuster...”
     Our two significant product development programs attest to the astonishing capabilities and commitment of our people, especially in light of our relatively small size and limited financial resources. It also reflects the invaluable contributions of our partners and collaborators in the scientific and healthcare communities, as well as the support of loyal shareholders. Developing a new drug and advancing it through the lengthy — and increasingly stringent — regulatory procedure is a highly challenging, costly and risky process. Moreover, the central nervous system, Neurochem’s primary area of focus, is a particularly demanding field in which to succeed.
Neurochem 2006 Annual Report

Tramiprosate (ALZHEMED™) — First in a new class of potential disease-modifiers
     AD exacts a terrible toll on society — a toll certain to increase, given the aging of the world’s population. Experts estimate that up to 4.5 million people in the United States alone currently suffer from AD, and it is estimated that approximately 360,000 more Americans are diagnosed each year. Science has advanced in this disease that has proven very difficult to understand and treat — in spite of insufficient investment in research in this particular field, as highlighted in a recent BusinessWeek special report. To be the first company to develop a new treatment paradigm for AD is not an easy role to assume. Yet our quest to conquer AD has long been a driving force behind our Company, and we are moving ever closer to potentially attaining that goal.
“Our two significant product development programs attest to the astonishing capabilities and commitment of our people...”
     The North American Phase III clinical trial for ALZHEMED™ proceeded as planned and we are optimistic that the study could provide the results we hope for. As we all await the release of top-line data from the North American trial in the spring of 2007, the enrollment of 930 patients in the European Phase III clinical trial for ALZHEMED™ is nearing completion.
     Given the possibility that ALZHEMED™ could be the first of a new class of anti-amyloid disease-modifiers on the market, it has been identified as a potential “blockbuster” (Decision Resources, 2005) and was included in Scientific American’s list of the ten most promising treatments for the world’s biggest health threats in December 2006.
Eprodisate (KIACTA™) — Potential therapy for a serious, unmet medical need
Neurochem has also pioneered the development of KIACTA™ for the treatment of AA amyloidosis, an insidious, but often-deadly condition that frequently leads to renal dysfunction and dialysis. Currently, there is no specific approved treatment for this disease; this is clearly another urgent, unmet medical need.
     The FDA is completing a six-month review (Class II amendment) of our New Drug Application for KIACTA™. Following an approvable letter that was received in August 2006, a decision is expected around mid-April 2007.
Neurochem 2006 Annual Report

     In September 2006, the EMEA confirmed that it also had commenced a regulatory review of KIACTA™. The Marketing Authorization Application will be reviewed under the agency’s Centralized Procedure, whereby authorization would apply to all European Union member states, plus Norway and Iceland.
[visuals]
FEBRUARY 2006 Decision to initiate an open-label Phase III extension study in North America for tramiprosate (ALZHEMED™) for the treatment of Alzheimer’s disease
FEBRUARY 2006 Warrant exercised by Picchio Pharma which generated proceeds of $9.4 million
APRIL 2006 Eprodisate (KIACTA™) New Drug Application filed and granted priority review by the U.S. Food and Drug Administration (FDA) for the treatment of AA amyloidosis
MAY 2006 Tramiprosate (ALZHEMED™) preclinical results published in Neurobiology of Aging
AUGUST 2006 Agreement announced for an equity line of credit facility with a 24-month term that provides for up to US$60 million
AUGUST 2006 Receipt of an approvable letter from FDA for eprodisate (KIACTA™) for the treatment of AA amyloidosis
SEPTEMBER 2006 Marketing Authorization Application for eprodisate (KIACTA™) accepted for review by European Medicines Agency
OCTOBER 2006 Complete response submitted to FDA regarding approvable letter for eprodisate (KIACTA™)
NOVEMBER 2006 Tramiprosate (ALZHEMED™) Phase II clinical trial results published in Neurology
NOVEMBER 2006 Private placement announced totaling US$42.085 million of 6% convertible senior notes
NOVEMBER 2006 Fifth consecutive recommendation from Data Safety Monitoring Board (DSMB) in North America and first from DSMB in Europe to continue Phase III clinical trials for tramiprosate (ALZHEMED™)
Recent Developments
FEBRUARY 2007 Completion of the 18-month North American Phase III clinical trial for tramiprosate (ALZHEMED™)
FEBRUARY 2007 Second recommendation from European DSMB to continue Phase III clinical trial for tramiprosate (ALZHEMED™)
Neurochem 2006 Annual Report

Outlook and acknowledgements
     As 2007 unfolds, we await the FDA’s decision on KIACTA™, while pressing forward with the late-stage development of ALZHEMED™, and the expected top-line results of the North American clinical trial to be communicated on schedule this spring. At the same time, we anticipate signing a partnership agreement for ALZHEMED™, thereby putting in place the last stone missing from our mosaic. Later in the year, we will be working hard to introduce new lead candidates to further expand our product pipeline beyond our focus on AD.
Together, we are Neurochem, reaching out... striving to make a difference.
     I wish to express my appreciation to fellow members of the Board of Directors for their counsel and support during 2006. I would also like to take this opportunity to formally welcome a new director, Mr. John Bernbach, president of NTM (Not Traditional Media) Inc. and a co-founder of the Omnicom Group, who was named to the Board in January 2007. As well, I wish to acknowledge the invaluable contributions made by Mr. Ronald Nordmann, who left our Board last August after having served as a director since 2002.
     The achievements of the past year would not have been possible without the dedication of our employees. The fact that we have been able to rise to the challenges, while staying focused and maintaining our entrepreneurial spirit, is a tribute to the entire Neurochem team. We are indebted as well to the investigators, patients and caregivers who have participated in our clinical trials — some of whom you will be meeting in this report. These are crucial times, not only for Neurochem, but also for patients suffering from AA amyloidosis and AD who provided such a powerful impetus for this collective journey.
     Together, we are Neurochem, reaching out...striving to make a difference.
     [signed]
     Dr. Francesco Bellini
     Chairman, President and Chief Executive Officer
     March 14, 2007
Neurochem 2006 Annual Report

[2 pictures]
Audrey and John have lived in many American cities — including New York, Washington, and Los Angeles. Their extensive travelling has included Singapore, Hong Kong and Sydney. Their globetrotting has been curtailed since Audrey was diagnosed with AD in 2003. John immediately contacted doctors to find help for his wife, whose “perfect memory” he had long admired. In October 2004, Audrey was one of the first patients to enter the Phase III clinical trial for tramiprosate (ALZHEMED™) and has continued in the ongoing open-label extension study.
We are striving
to fill the days
with memories
“I’m generally pretty easy to get along with,”
says Audrey, an ALZHEIMER’S DISEASE PATIENT
who enjoys thrice weekly sessions with her trainer and physiotherapist.
“I find it funny that she still corrects me
from time to time.” JOHN, HUSBAND
Neurochem 2006 Annual Report

[3 pictures]
Huu Kha and his wife emigrated 30 years ago from Vietnam to a large city in eastern Canada, where they worked hard to establish themselves and provide a good home and education for their growing family. Now retired, the couple’s lives revolve around their nine children and 17 grandchildren. The pleasures of retirement were threatened when Huu Kha began to exhibit symptoms of Alzheimer’s disease. In June 2005, he entered the North American Phase III clinical trial for tramiprosate (ALZHEMED™), and has continued in the ongoing open-label extension study.
We are endeavoring
to ensure there
will be many more
touching moments
“At family gatherings, Huu Kha would
withdraw and not talk... now he chats
with other people, sings and likes to read.”
NGOC DIEP, WIFE
Neurochem 2006 Annual Report

[3 pictures]
A mail carrier for his village in rural Italy, Giuseppe — like generations of his family before him — is really a man of the land: he grows his own fruits and vegetables and makes his own salami, cheese and wine. He and his wife share their lovingly renovated home with one of their daughters. After feeling unwell for several years, Giuseppe was eventually diagnosed with AA amyloidosis and subsequently enrolled in the Phase II/III clinical trial for eprodisate (KIACTA™) in 2002. He is now participating in the ongoing open-label extension study.
We are working
to rekindle hope
for a better
quality of life
“We were so worried about Papa, but now he’s more like his old self.”
ANTONELLA, DAUGHTER
“I’m feeling a lot better — and I’ve got my colour back.”
GIUSEPPE, A PATIENT WITH AA AMYLOIDOSIS
Neurochem 2006 Annual Report

[4 pictures]
David lives in England, where he works for a pharmaceutical company. An avid equestrian and huge fan of J.R.R. Tolkien’s The Lord of the Rings, he was diagnosed in 1998 with Familial Mediterranean Fever, one of the underlying diseases that can lead to AA amyloidosis. Since this condition has received little awareness over time and, consequently, goes largely undetected, David considers himself fortunate that he was correctly diagnosed and has been able to seek medical support. He entered the eprodisate (KIACTA™) Phase II/III clinical trial in early 2002 and continues to participate in the ongoing open-label extension study.
We are striving
to put new spring
into patients’ steps
“Had I not been diagnosed, I most probably would have gone on to end-stage renal failure by now. I am now able to lead a much more active life.”
DAVID, A PATIENT WITH AA AMYLOIDOSIS
Neurochem 2006 Annual Report

[16 pictures]
1 Cristina and Charlene — Chemistry, Finance
2 Vanessa and Carole — Regulatory Affairs, Administration
3 Eric — Bioanalytical
4 Dennis — Bioanalytical
5 Félicia — Corporate Communications
6 Jean-Claude — Clinical Research
7 Anh — Clinical Research
8 Andrea — Strategic Planning and Medical Affairs
9 Tom — Regulatory Affairs
10 Laurence — Medical Affairs
11 Marie-Claude — Pharmacology — in vivo
12 Stéphane — Medical Information
13 Tatyana — Clinical Research
14 Josianne, Geneviève and Julie — Pharmacology — in vivo
15 Geneviève — Intellectual Property
16 Stéphane — Chemistry
We are Neurochem
We are driven
to develop
new treatments
for urgent, unmet
medical needs
Neurochem 2006 Annual Report

Tramiprosate ALZHEMEDTM
“With completion of its Phase III clinical trial for ALZHEMED™, Neurochem is at the forefront of efforts to combat Alzheimer’s disease with a potential disease modifier that could also open new therapeutic avenues. This could have very broad implications — not only for current patients, but for family members who are also severely impacted by this disease.” SERGE GAUTHIER, M.D., FRCPC
“We are currently at crossroads for ways to treat Alzheimer’s disease. ALZHEMED™ represents a new class of anti-amyloid compounds that target the underlying pathophysiology of the disease. If successful, it would be the first disease-modifying agent for Alzheimer’s disease.” PAUL S. AISEN, M.D.
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(Left) Serge Gauthier, M.D., FRCPC Director of the Alzheimer’s Disease Research Unit, McGill Centre for Studies in Aging. Principal investigator, Canadian clinical sites, North American Phase III clinical trial for tramiprosate (ALZHEMED™)
[1 picture]
(Above) Paul S. Aisen, M.D. Vice Chair, Professor of Neurology and Director, Memory Disorders Program, Georgetown University School of Medicine. Principal investigator, U.S. clinical sites, North American Phase III clinical trial for tramiprosate (ALZHEMED™)
TRAMIPROSATE (ALZHEMED™) is Neurochem’s investigational product candidate for the treatment of Alzheimer’s disease (AD). It targets the underlying pathophysiology of the disease, in contrast to currently available symptomatic treatments. As such, tramiprosate (ALZHEMED™) could be the first in a new class of drugs to introduce a disease-modifying treatment approach designed to actually slow or halt AD.
Leading research on AD has revealed that the amyloid ß (Aß) protein is at the core of a complex cascade, which has led scientists around the world to focus on the biochemistry and biology of Aß and its link to the disease in their search for new therapies. This approach underlies the development of tramiprosate (ALZHEMED™), which is believed to act by binding to the soluble Aß peptide, thereby interfering with the amyloid cascade that is associated with amyloid deposition and the toxic effects of the Aß peptide in the brain.

     With this product candidate now in an advanced stage of development, Neurochem has published the preclinical and Phase II clinical results for tramiprosate (ALZHEMED™) in two leading, peer-reviewed medical journals — Neurobiology of Aging and Neurology.
Results from the North American Phase III clinical trial imminent
During 2006, Neurochem investigators and product development teams advanced two large-scale, multicenter, randomized, double-blind, placebo-controlled Phase III clinical trials for tramiprosate (ALZHEMED™). Together, these trials will ultimately involve almost 2,000 mild-to-moderate AD patients at close to 140 sites in North America (Canada and the United States) and Europe. Great care was taken to ensure that these clinical trials were properly designed to accurately evaluate the product candidate’s safety, efficacy and disease-modifying potential.
     The North American Phase III clinical trial, completed in early February 2007, involved 1,052 patients across 67 clinical sites. The co-primary efficacy endpoints of this study include the evaluation of cognitive abilities and a global measure of performance utilizing ADAS-cog1 and CDR-SB2 scores, respectively. If treatment efficacy is established, the disease modification effect of tramiprosate (ALZHEMED™) will also be assessed by brain volume change from baseline, as measured by magnetic resonance imaging.
     Neurochem is expecting to release the topline results of the North American Phase III clinical trial in the spring of 2007. Presentations are also planned for two major medical conferences in June — the Alzheimer’s Association International Conference on Prevention of Dementia in Washington, D.C., United States, and the European Neurological Society in Rhodes, Greece.
     The European Phase III clinical trial for tramiprosate (ALZHEMED™) is also progressing well. The study in Europe is of a similar design to the North American clinical trial and is expected to recruit approximately 930 mild-to-moderate AD patients at about 70 clinical centers in 10 countries. Enrolment is scheduled for completion during the first half of 2007. As of February 2007, the European Data Safety Monitoring Board had met twice, recommending the continuation of this trial each time.
Responding to an increasingly urgent medical need
The urgent need for a breakthrough in the treatment of AD is evident from the demographics and economics. AD is the most common cause of dementia in people aged 65 and over and a leading cause of death in older people. The World Health Organization estimates that some 18 million people worldwide are already affected by AD — and the ranks of patients are swelling rapidly as the population ages. Furthermore, the Biotechnology Industry Organization has estimated that, in the United States alone, the economic cost of AD amounts to US$100 billion per year. Yet these statistics only tell part of the story. The disease also takes a heavy toll on the millions of family members and loved ones who care for AD patients.
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Neurochem 2006 Annual Report

Bruno Vellas, M.D., Ph.D. Professor of Medicine and Chairman of the Department of Internal Medicine and Geriatric Medicine, Chief of the Alzheimer’s Disease Clinical and Research Center, University Hospital Center in Toulouse, France. Principal Investigator of the Phase III clinical trial for tramiprosate (ALZHEMED™) in Europe
“The Phase III clinical trial for ALZHEMED™ is, in my view, the one raising the most hope in Europe for the treatment of Alzheimer’s disease. ALZHEMED™’s unique mechanism of action aimed at stopping the progression of the disease rather than targeting the symptoms is particularly intriguing. The sheer number of investigators involved with this clinical trial underscores the European medical community’s interest in and excitement about this potential breakthrough.” BRUNO VELLAS, M.D., PH.D.

1 Alzheimer’s Disease Assessment Scale, cognitive subpart (ADAS-cog). The ADAS-cog is a 70-point scale designed to measure the progression and the severity of cognitive decline as seen in AD.

2 Clinical Dementia Rating — Sum of Boxes rating scale (CDR-SB), a measure of global performance.
Neurochem 2006 Annual Report

Eprodisate KIACTATM
     “Most patients we see with AA amyloidosis suffer from chronic rheumatoid arthritis. Although there are many anti-inflammatory treatments that can ease the joint symptoms of rheumatoid arthritis, the development of amyloidosis transforms its prognosis from quite good to one in which death may well occur within five years as a result of renal failure. So having a specific treatment for AA amyloidosis would be a very significant advancement.” PHILIP N. HAWKINS, PH.D., FMedSci
     “Most patients perceive progression to dialysis as the end of normal life — and understandably so. But the data from the trial show that KIACTA™ can delay the decline of renal function in a clinically significant manner. That means a better quality of life for the patients — and from a healthcare perspective, avoiding dialysis means saving significant amounts of money.” GIAMPAOLO MERLINI, M.D.
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(Left) Philip N. Hawkins, Ph.D., FMedSci Department of Medicine, Royal Free and University College Medical School, London, England
[1 picture]
(Above) Giampaolo Merlini, M.D. Centro per lo Studio e la Cura delle Amiloidosi Sistemiche, IRCCS Policlinico, San Matteo, Italy
EPRODISATE (KIACTA™, FORMERLY FIBRILLEX™) is Neurochem’s investigational product candidate for the treatment of Amyloid A (AA) amyloidosis.
     AA amyloidosis is a rare and serious complication that affects a significant proportion of patients with chronic inflammatory diseases such as rheumatoid arthritis (the most common underlying condition), ankylosing spondylitis, psoriatic arthritis, Crohn’s disease or other inflammatory bowel diseases. Infectious diseases, including tuberculosis, bronchiectasis and a hereditary condition known as Familial Mediterranean Fever, are also among the underlying diseases that can lead to AA amyloidosis. There is currently no specific therapy for this surreptitious, life-threatening disease.
Post-study data consistent with earlier conclusions regarding efficacy
A New Drug Application (NDA) for eprodisate (KIACTA™) was filed with the U.S. Food and Drug Administration (FDA) in early 2006, following the completion of a two-year, international,
Neurochem 2006 Annual Report

multicenter, randomized, double-blind and placebo-controlled Phase II/III clinical trial. In August 2006, Neurochem received an approvable letter from the FDA requesting additional information, including efficacy data, as well as a safety update. The FDA stated that this efficacy information would probably need to be addressed by one or more additional clinical trials. As an alternative, the FDA also stated that significant findings obtained from a complete follow-up of patients in the existing study could be persuasive.
     In keeping with the action letter from the FDA, the Company filed a complete response within two months of receiving the letter. It included data from an extended follow-up period on the originally randomized patients. The NDA is currently undergoing a six-month review (Class II amendment), with a decision expected from the FDA around mid-April 2007.
     The post-study (“retrieved”) data collection and analysis focused primarily on the incidence of, and time to, dialysis/end-stage renal disease, which are objective, reliably determined and clinically important indicators of the progression of AA amyloidosis. Information on vital status was submitted as well. In analyzing the retrieved data, the results showed that eprodisate (KIACTA™) has a clinically significant and consistent impact on AA amyloidosis-associated renal disease by decreasing the rate of deterioration in renal function.
     The preliminary data also suggest eprodisate (KIACTA™) is well tolerated and the overall incidence of adverse events, including serious adverse events, is not significantly different from the placebo treated patients. The most frequent adverse events experienced by patients in the trial were diarrhea, headaches and nausea.
     The European Medicines Agency commenced its review of the Marketing Authorization Application for eprodisate (KIACTA™) in September 2006. A decision is anticipated during the second half of 2007.
     Medical specialists who treat AA amyloidosis have demonstrated appreciable interest in both the data emerging from the program, and in the regulatory progress regarding the marketing approval for eprodisate (KIACTA™).
Sound business case
It is estimated that approximately 50,000 patients in the United States, Europe and Japan are currently diagnosed with AA amyloidosis. This translates into a market potential of approximately US$500 million. Eprodisate (KIACTA™) has been granted Orphan Drug Designation in the U.S. and has received Orphan Medicinal Product designation in Europe, which normally provide for market exclusivity of seven and ten years, respectively, once the drug is approved. Eprodisate (KIACTA™) has also received Orphan Drug Designation in Switzerland.
     Neurochem remains committed to the advancement of this product candidate. Preparations for potential market entry are proceeding in collaboration with its commercialization partner, Centocor, Inc., a wholly-owned subsidiary of Johnson & Johnson.
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Laura Obici, M.D., Centro per lo Studio e la Cura delle Amiloidosi Sistemiche, IRCCS – Policlinico, San Matteo, Italy
“KIACTA™ represents a different category of potential therapy — the first to target amyloid. The prospect of a treatment that is able to impede progression to dialysis/ESRD helps patients see AA amyloidosis as a treatable condition and gives them new hope.” LAURA OBICI, M.D.

we are
driven
to maximize
performance

Management’s discussion and analysis
     The statements contained in the following Management’s Discussion and Analysis of Neurochem Inc. and its subsidiaries (Neurochem or the Company), other than statements of fact that are independently verifiable at the date hereof, may be forward-looking statements regarding the industry in which Neurochem operates, Neurochem’s expectations as to its future performance, liquidity and capital resources. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, including but not limited to those set forth in the “Risks and Uncertainties” section as well as in the Annual Information Form and in the recently filed Final Short Form Base Shelf Prospectus. Consequently, actual results may differ materially from the anticipated results expressed in the forward-looking statements. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.
     This Management’s Discussion and Analysis provides Management’s perspectives on the Company and its performance. It also discusses the material variations in the audited consolidated statements of operations, financial position and cash flows of Neurochem for the years ended December 31, 2006, 2005 and 2004. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise indicated, amounts are presented in Canadian dollars. Additional information relating to the Company, including its Annual Report and Annual Information Form, is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Also available on EDGAR is the Company’s reconciliation to GAAP as applied in the United States (U.S.) and the additional disclosures required for the presentation of the financial statements in accordance with U.S. GAAP and Securities and Exchange Commission rules and regulations.
     This discussion and analysis was performed by management with information available as of February 21, 2007.
     DESCRIPTION OF NEUROCHEM
     Neurochem is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Its pipeline of innovative oral product candidates primarily targets neurological disorders.
     The Company currently has one program for which a New Drug Application (NDA) has been completed and submitted to the U.S. Food and Drug Administration (FDA), as well as a Marketing Authorization Application submitted to the European Medicines Agency (EMEA), one program in Phase III clinical development with one clinical trial recently completed and one other ongoing, and another program which has completed a Phase IIa clinical trial. Each of these programs targets disorders for which there are currently no known cures or limited therapies.
     Eprodisate (KIACTA™- formerly FIBRILLEX™), the Company’s most advanced product candidate, is an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis, an ultimately fatal disease which is often associated with kidney dysfunction. The Company is seeking marketing approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis. In February 2006, the Company submitted to the FDA the final modules of its NDA for eprodisate (KIACTA™), completing the “rolling” NDA that was initiated in August 2005 under the Continuous Marketing Application (CMA) Pilot 1 Program. The NDA was granted priority review by the FDA in April 2006. In August 2006, the Company received an approvable letter from the FDA with respect to the eprodisate (KIACTA™) NDA. In this action letter, the FDA requested additional efficacy information, as well as a safety update. The FDA asked for further manufacturing and pharmacokinetic information, and acknowledged that a QT cardiac status clinical study should be submitted as part of a Phase IV (post approval) commitment. The FDA stated that the efficacy information would probably need to be addressed by one or more additional clinical trials. As an alternative, the FDA also stated that significant findings obtained from a complete follow-up of patients in the existing study could be persuasive. A response was submitted to the FDA in October 2006. In November 2006, the FDA advised Neurochem that the response submitted in October was complete, as it responded to all of the items raised in the August approvable letter. The NDA amendment in the U.S. is subject to a six-month review (Class II amendment) as designated by the FDA, with a goal date for a decision on eprodisate (KIACTA™) on or about April 16, 2007.
     Neurochem is also seeking marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union. The Company was advised by the European Medicines Agency (EMEA) in September 2006 that its Marketing Authorization Application is valid and that the regulatory review has started.
     Eprodisate (KIACTA™) has been granted Orphan Drug Designation in the U.S. and received Orphan Medicinal Product designation in Europe, which normally provide for market exclusivity of seven years and ten years, respectively, once the drug is approved. Eprodisate (KIACTA™) has also received Orphan Drug Designation in Switzerland.
     In December 2004, the Company concluded a definitive collaboration and distribution agreement with Centocor, Inc. (Centocor) for eprodisate (KIACTA™) for the prevention and treatment of AA amyloidosis. Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for eprodisate (KIACTA™), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea, for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to U.S. $54 million, as well as tiered distribution fees which will be based upon net annual sales of eprodisate (KIACTA™) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the U.S. and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of eprodisate (KIACTA™) in the applicable territories. KIACTA™ is a trademark of Centocor.
Tramiprosate (ALZHEMED™), a small orally-administered molecule considered an amyloid ß antagonist, is the Company’s next most advanced product candidate. Tramiprosate (ALZHEMED™) has recently completed an 18-month North American Phase III clinical trial assessing the safety, efficacy and disease-modifying effect of tramiprosate (ALZHEMED™) in mild-to-moderate Alzheimer’s disease (AD) patients. This clinical trial included 1,052 enrolled patients at 67 clinical centers across the U.S. and Canada. The top-line results of the North American Phase III clinical trial are expected to be released during the spring of 2007. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in an 18-month open-label extension of the Phase III study.

The European Phase III clinical trial on tramiprosate (ALZHEMED™) was launched in September 2005 with 930 mild-to-moderate AD patients being expected to participate in the trial. This study also has a duration of 18 months and the trial is being conducted at approximately 70 clinical centers in ten European countries. As of December 31, 2006, 770 patients had been successfully screened in the European clinical trial, of which 726 were randomized; the remaining 44 patients are expected to be randomized and included in the clinical trial. Enrolment of patients participating in the European clinical trial is expected to be completed in the first half of 2007. Both Phase III clinical trials are multi-centre, randomized, double-blind, placebo-controlled, three-armed, parallel-designed trials. During 2006, the Company continued to receive recommendations from its Data Safety Monitoring Boards to continue the North American and European Phase III clinical trials, based on the safety and tolerability of the product candidate. The Company has been and continues to be in discussions with potential partners with respect to collaboration on and the commercialization of tramiprosate (ALZHEMED™).
     Tramiprosate (CEREBRILTM), the Company’s product candidate designed for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (CAA), completed a multi-center Phase IIa clinical trial to assess safety of the product candidate in January 2004.
     The Company is currently prioritizing its human and financial resources on the development of its eprodisate (KIACTA™) and tramiprosate (ALZHEMED™) programs. Accordingly, the Company plans to await the outcome of one or both of these programs before advancing its CAA program any further.
     The Company also has ongoing research programs that are focused on the development of AD compounds and a vaccine for the prevention and/or treatment of AD.
     The Company has an indirect equity investment in Innodia Inc. (Innodia), a private company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases. In March 2006, the Company made an additional indirect equity investment of $1,660,000 in Innodia. As at December 31, 2006, Neurochem’s indirect equity investment represented approximately 23% of equity ownership, based on the issued and outstanding shares of Innodia.
     A subsidiary of Picchio Pharma Inc. (Picchio Pharma) is the principal shareholder of the Company with an ownership of approximately 29% as at December 31, 2006, based on the issued and outstanding shares of the Company as of that date. Picchio Pharma Inc. is a joint venture healthcare investment company established between FMRC Family Trust, a trust of which Dr. Francesco Bellini is a beneficiary, and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada.
     In June 2006, the International Chamber of Commerce Court of Arbitration (ICC) issued its Final Award (the Final Award) in the arbitration dispute involving Neurochem and Immtech Pharmaceuticals, Inc., formerly known as Immtech International, Inc. (Immtech). The dispute concerned an agreement entered into between Immtech and Neurochem in April 2002 (the Agreement) under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech’s claims after an evidentiary hearing before the tribunal convened in accordance with the rules of the ICC (the Tribunal) held in September 2005. In the Final Award, the Tribunal held that Neurochem did not misappropriate any of Immtech’s compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem’s patent applications.

     The Tribunal found that Neurochem had breached certain sections of the Agreement, and Immtech was awarded U.S.$35,000 in damages, plus interest thereon for a disputed progress payment under the Agreement. Immtech was awarded only a portion of the ICC’s administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech’s arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S.$1.83 million. Neurochem has made the payments required by the Final Award. The Tribunal issued an Addendum to the Final Award dated September 21, 2006, in which it denied Immtech’s July 10, 2006, request to make a further determination with respect to ownership of the Neurochem inventions and pending patent applications, leaving its earlier ruling intact.
     On January 25, 2007, Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. (together with UNC, the Universities) filed with the Federal District Court for the Southern District of New York, U.S.A. (the Court) a Notice of Voluntary Dismissal bringing to an end the litigation action described herein. The litigation had been stayed since 2004 when the Court ordered Immtech to submit its claims to arbitration as provided for in the underlying agreement between Immtech and Neurochem, leaving the claims of the Universities to be decided after the conclusion of the arbitration.
     In the litigation, the Universities asserted that they had claims against Neurochem that were independent of the claims asserted by Immtech in the arbitration. Neurochem’s position is that the Universities had no claims. On January 25, 2007, the plaintiffs voluntarily dismissed their complaint against Neurochem without any payment, license, business agreement, concession or compromise by Neurochem.
     Neurochem is included in the NASDAQ Biotechnology Index (NBI), the S&P/TSX Composite Index, the S&P/TSX Capped Health Care Index and the Global Industry Classification Standard (GICS) Index.
     As at December 31, 2006, Neurochem’s workforce consisted of 218 employees.

Selected FiNancial information
(In thousand of Canadian dollars, except per share data)

	Years ended December 31
	2006	2005	2004
	(audited)	(audited)	(audited)
Revenues:
Collaboration agreement	$2,389	$3,384	$132
Reimbursable costs	808	1,057	195

	3,197	4,441	327

Expenses:
Research and development (R&D)	$58,624	$50,495	$30,957
Research tax credits and grants	(2,153)	(4,393)	(1,799)
Other R&D charges	1,277	—	—

	57,748	46,102	29,158

General and administrative	13,050	22,212	17,953
Arbitral award	2,089	—	—
Reimbursable costs	808	1,057	195
Stock-based compensation	4,048	4,795	4,038
Special charges	—	—	1,676
Depreciation, amortization and patent cost write-off	1,764	3,189	2,046
Interest and bank charges	151	462	277

	79,658	77,817	55,343

Net loss before undernoted items	(76,461)	(73,376)	(55,016)

Investment income and other:
Interest income	2,356	2,082	1,030
Accretion expense	(634)	—	—
Foreign exchange (loss) gain	(318)	187	1,298
Other income	1,529	935	289
Share of loss in a company subject to significant influence	(2,768)	(3,124)	—
Non-controlling interest	909	930	—

	1,074	1,010	2,617

Net loss	$(75,387)	$(72,366)	$(52,399)

Net loss per share: Basic and diluted	$(1.95)	$(2.06)	$(1.74)

	December	December	December
	31, 2006	31, 2005	31, 2004
	(audited)	(audited)	(audited)
Total assets	$83,211	$96,946	$76,448

Total long-term financial liabilities	$39,954	$207	$9,576

     RESULTS OF OPERATIONS
     Year ended December 31, 2006 compared to year ended December 31, 2005
     Revenue from collaboration agreement amounted to $2,389,000 for the year ended December 31, 2006, compared to $3,384,000 for the same period in the previous year. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™), which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S.$6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the FDA, the amount would no longer be refundable and would be amortized as earned revenue. As previously discussed, the Company anticipates a decision by the FDA regarding eprodisate (KIACTA™) in April 2007.
     Reimbursable costs revenue amounted to $808,000 for the year ended December 31, 2006, compared to $1,057,000 for the same period in the previous year and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
     Research and development expenses, before research tax credits and grants, amounted to $58,624,000 for the year ended December 31, 2006, compared to $50,495,000 for the same period in the previous year. The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™) primarily in respect of the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as previously discussed. For the year ended December 31, 2006, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the ongoing open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.

     Research tax credits and grants amounted to $2,153,000 for the year ended December 31, 2006, compared to $4,393,000 for the corresponding period in the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly due to additional tax credits of $1,333,000 recorded during 2005, claimed in respect of research and development taxable benefits on stock options for 2005 and prior years. Also, research grants for the year ended December 31, 2005, include the final contribution of $1,149,000 received by the Company under the Technology Partnerships Canada (TPC) Program for the development of tramiprosate (ALZHEMED™).
     Other research and development charges amounted to $1,277,000 for the year ended December 31, 2006. During 2006, the Quebec taxation authorities proposed retroactive changes in the application of the tax credit program that would deny tax credits on research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined that the criteria for recognition of these credits was no longer met and recorded a provision for these research tax credits.
     General and administrative expenses totaled $13,050,000 for the year ended December 31, 2006, compared to $22,212,000 for the corresponding period in the previous year. The decrease is primarily attributable to a reduction in legal fees incurred by the Company regarding the dispute with Immtech.
     Arbitral award amounted to $2,089,000 (approximately U.S. $1.83 million) for the year ended December 31, 2006 and relates to the dispute with Immtech, as discussed above.
     Reimbursable costs amounted to $808,000 for the year ended December 31, 2006, compared to $1,057,000 for the same period in the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
     Stock-based compensation amounted to $4,048,000 for the year ended December 31, 2006, compared to $4,795,000 for the corresponding period in the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The decrease is primarily attributable to expenses of $1,441,000 recorded in 2005 in relation to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.
     Depreciation, amortization and patent cost write-off amounted to $1,764,000 for the year ended December 31, 2006, compared to $3,189,000 for the corresponding period in the previous year. The decrease is mainly attributable to the write-off of patent costs of $853,000 recorded in 2005 in relation to non-core technology patents, responsibility for which reverted to Parteq Research & Development Innovations, the technology transfer office of Queen’s University. The decrease is also attributable to the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities located in Laval, Quebec. As a result of the transaction, the Company had no depreciation expense for the buildings in 2006. In 2005, depreciation expense on the buildings was recorded up to the date of the sale-leaseback transaction.
     Interest and bank charges amounted to $151,000 for the year ended December 31, 2006, compared to $462,000 for the same period in the previous year. The decrease is attributable to the reimbursement in November 2005, in connection with the sale-leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities in 2004.

     Interest income amounted to $2,356,000 for the year ended December 31, 2006, compared to $2,082,000 for the corresponding period in the previous year. The increase is mainly attributable to higher interest rates and is partially offset by lower average cash balances during the current year, compared to the same period in the previous year.
     Accretion expense amounted to $634,000 for the year ended December 31, 2006, and mainly represents the imputed interest under GAAP on the U.S.$42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006. Please refer to the section Liquidity and Capital Resources for more details on the convertible notes.
     Foreign exchange loss amounted to $318,000 for the year ended December 31, 2006, compared to a gain of $187,000 for the same period in the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company’s net monetary assets held in foreign currencies, primarily U.S. dollars. Foreign exchange losses recognized during 2006 are mainly attributable to the strengthening of the Canadian dollar compared to the U.S. dollar during the year.
     Other income amounted to $1,529,000 for the year ended December 31, 2006, compared to $935,000 for the same period in the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue. The increase is mainly attributable to recovery of prior years’ property taxes in 2006 in the amount of $332,000.
     Share of loss in a company subject to significant influence amounted to $2,768,000 for the year ended December 31, 2006, compared to $3,124,000 for the same period in the previous year. Non-controlling interest amounted to $909,000 for the year ended December 31, 2006, compared to $930,000 for the same period in the previous year. These items result from the consolidation of the Company’s interest in a holding company that owns shares of Innodia, for which Neurochem is the primary beneficiary.
     Net loss for the year ended December 31, 2006 amounted to $75,387,000 ($1.95 per share), compared to $72,366,000 ($2.06 per share) for the same period in the previous year.
     Fourth quarter
     For the fourth quarter ended December 31, 2006, the Company recorded a net loss of $19,359,000 ($0.50 per share), compared to $15,628,000 ($0.42 per share) for the same period in the previous year. The increase is mainly due to additional expenses incurred in relation to the development of tramiprosate (ALZHEMED™) in respect of the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study.
     Year ended December 31, 2005 compared to year ended December 31, 2004
     Revenue from collaboration agreement amounted to $3,384,000 for the year ended December 31, 2005, compared to $132,000 for the same period in the previous year. This revenue is earned under the agreement with Centocor in respect of eprodisate (KIACTA™), as described previously. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S.$6,000,000) has been classified as long term deferred revenues and is not being amortized as earned revenues given that it is potentially refundable. In the event that the

Company receives an approval letter issued by the FDA, the amount would no longer be refundable and would be amortized as earned revenue.
     Reimbursable costs revenue amounted to $1,057,000 for the year ended December 31, 2005, compared to $195,000 for the same period in the previous year and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
     Research and development expenses, before research tax credits and grants, amounted to $50,495,000 for the year ended December 31, 2005, compared to $30,957,000 for the same period in the previous year. The increase is primarily due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™) for the Phase III clinical trials in North America and Europe. In 2005, the Company completed the enrolment of 1,052 patients with mild-to-moderate AD for its North American Phase III clinical trial for tramiprosate (ALZHEMED™). The Company also launched its Phase III clinical trial in Europe in September 2005, with 930 mild-to-moderate AD patients expected to participate. For the year end December 31, 2005, research and development expenses also included costs incurred to support the open-label extension of the eprodisate (KIACTA™) Phase II/III study, the open-label extension of the tramiprosate (ALZHEMED™) Phase II study, as well as various drug discovery programs.
     Research tax credits and grants amounted to $4,393,000 for the year ended December 31, 2005, compared to $1,799,000 for the corresponding period in the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenses incurred in Quebec. The increase is mainly attributable to increased research and development expenses eligible for tax credits as well as tax credits of $1,333,000 recorded during 2005, claimed in respect to current and prior years’ research and development taxable benefits on stock options. Management determined that these credits were reasonably assured of realization based on a court ruling. Also, grants for the year ended December 31, 2005, include the final contribution of $1,149,000 received by the Company under the Technology Partnerships Canada Program for the development of tramiprosate (ALZHEMED™).
     General and administrative expenses totaled $22,212,000 for the year ended December 31, 2005, compared to $17,953,000 for the corresponding period in the previous year. The increase is primarily attributable to higher legal fees in connection with the dispute with Immtech and to the expansion of the corporate infrastructure to support growth. The expenses in relation to the expansion of the corporate infrastructure include an increase in operating costs related to the facilities acquired in May 2004 and other corporate agreements and matters.
     Reimbursable costs amounted to $1,057,000 for the year ended December 31, 2005, compared to $195,000 for the same period in the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
     Stock-based compensation amounted to $4,795,000 for the year ended December 31, 2005, compared to $4,038,000 for the corresponding period in the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. For the year ended December 31, 2005, stock-based compensation includes expenses of $1,441,000 relating to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement dated December 1, 2004.

     Special charges amounted to $1,676,000 for the year ended December 31, 2004, and were related to the relocation to the facilities acquired from Shire BioChem, Inc. (Shire BioChem) in May 2004. No such charges were incurred in 2005.
     Depreciation, amortization and patent cost write-off amounted to $3,189,000 for the year ended December 31, 2005, compared to $2,046,000 for the corresponding period in the previous year. Expenses for the year ended December 31, 2005, include the write-off of patent costs of $853,000 in relation to non-core technology patents responsibility for which reverted to Parteq Research & Development Innovations. The increase also reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the additions to patent costs.
     Interest and bank charges amounted to $462,000 for the year ended December 31, 2005, compared to $277,000 for the same period in the previous year. The increase is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities in May 2004.
     Interest income amounted to $2,082,000 for the year ended December 31, 2005, compared to $1,030,000 for the corresponding period in the previous year. The increase results from higher average cash balances in 2005 compared to the corresponding period in the previous year, due to proceeds received from the public offering, the exercise of a warrant and the sale-leaseback transaction, as well as higher interest rates during 2005.
     Foreign exchange gain amounted to $187,000 for the year ended December 31, 2005, compared to $1,298,000 for the same period in the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company’s net monetary assets held in foreign currencies, primarily U.S. dollars. The Company maintains a significant U.S. dollar position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated research and development expenditures primarily relating to its Phase III clinical programs. Foreign exchange gains recorded in 2004 were primarily attributable to a gain realized on the conversion of U.S. dollars into Canadian dollars.
     Other income amounted to $935,000 for the year ended December 31, 2005, compared to $289,000 for the same period in the previous year. Other income consists of non-operating revenue, primarily rental revenue.
     Share of loss in a company subject to significant influence amounted to $3,124,000 and non-controlling interest amounted to $930,000 for the year ended December 31, 2005. On January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 (AcG-15) – Consolidation of Variable Interest Entities (VIE). The implementation of AcG-15 resulted in the consolidation of the Company’s interest in a holding company that owns Innodia Inc. shares, starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359,000 and $1,439,000, respectively.
     Net loss for the year ended December 31, 2005 amounted to $72,366,000 ($2.06 per share), compared to $52,399,000 ($1.74 per share) for the same period in the previous year.

     Quarterly results (unaudited)
     (In thousand of Canadian dollars, except per share data)

			Net loss per share
Quarter	Revenue	Net loss	Basic and diluted
	$	$	$
Year ended December 31, 2006
Fourth	770	(19,359)	(0.50)
Third	777	(18,520)	(0.48)
Second	813	(20,374)	(0.53)
First	837	(17,134)	(0.45)

Year ended December 31, 2005
Fourth	837	(15,628)	(0.42)
Third	920	(21,074)	(0.58)
Second	1,035	(18,694)	(0.54)
First	1,649	(16,970)	(0.54)
     The increase in quarterly losses year over year is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials. The decrease in the 2006 third quarter net loss compared to the same period in the previous year is mainly attributable to a reduction in legal fees incurred by the Company with regards to the dispute with Immtech.
     Related party transactions
(In thousand of Canadian dollars)

	Year	Year	Year
	ended	ended	ended
	December	December	December
	31, 2006	31, 2005	31, 2004
Management services expense	$2,454	$2,400	$1,080
Sub-lease revenue	$959	$701	—
     In March 2003, Neurochem entered into a management services agreement with Picchio International Inc. (Picchio International) into which Picchio Pharma Inc. intervened. Picchio International is wholly-owned by Dr. Francesco Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Francesco Bellini, as Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma Inc. Under the agreement, Picchio International and Picchio Pharma Inc. provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International received a monthly fee of $80,000 up to November 30, 2004. The management services agreement was amended as of December 1, 2004; the monthly fee was increased to $200,000 subject to an annual consumer price index adjustment and the agreement was extended to

November 30, 2007. Pursuant to an amendment as of October 30, 2003, the agreement also provides for performance-based fees determined at the discretion of the Board of Directors. As of December 31, 2006, the Company had accrued $1,000,000 for performance-based fees, which were paid in January 2007.
     In 2004, the Company entered into an agreement to issue shares with the Chief Executive Officer. Refer to the section Contractual Obligations for details.
     In April 2005, the Company entered into a lease agreement with a company in which Picchio Pharma has an equity interest. The lease is for a three-year period, with a gross rent of approximately $960,000 per year. In connection with the sale-leaseback transaction of November 2005 for its Laval facilities, the Company provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease referred to above.
     Please refer to notes 6, 15(b) and 16(b) of the Consolidated Financial Statements for transactions with Parteq Research and Development Innovations.
     FINANCIAL CONDITION
     Liquidity and capital resources
     As at December 31, 2006, the Company had available cash, cash equivalents and marketable securities of $56,821,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and is partially offset by proceeds received from the issue of convertible notes in November 2006 and from the exercise of a warrant by Picchio Pharma in February 2006.
     Financing activities
     Proceeds from the issue of share capital for the year ended December 31, 2006, amounted to $9,801,000 and are mainly related to the warrant exercised by Picchio Pharma on February 16, 2006, which was previously issued pursuant to a February 2003 private placement and was otherwise scheduled to expire on February 18, 2006. This warrant exercise generated total proceeds to the Company of $9,372,000 and resulting in the issuance of 1,200,000 common shares from treasury. Proceeds from the issue of share capital for the year ended December 31, 2005, amounted to $84,605,000 and are mainly related to the issue of additional share capital and the exercise of a warrant during that year. In March 2005, the Company completed a public offering of its common shares in the U.S. and in Canada. The Company issued four million common shares at a price of U.S.$15.30 per share. Total proceeds from the offering were $74,495,000 (U.S.$61,200,000) and the issue costs totaled $4,955,000. In July 2005, Picchio Pharma exercised a warrant, issued pursuant to a July 2002 private placement that was otherwise scheduled to expire on that date, generating total proceeds to the Company of $8,764,000 and resulting in the issuance of 2,800,000 common shares from treasury. Proceeds from the issue of share capital for the year ended December 31, 2004, amounted to $1,490,000 and are related to the issue of additional share capital pursuant to the exercise of stock options.
     Proceeds from convertible notes amounted to $47,557,000 for the year ended December 31, 2006 and are in respect of the private placement entered into in November 2006 of U.S.$42,085,000 aggregate principal amount of 6% convertible senior notes due in 2026, with a conversion premium of 20%. The Company will pay interest on the notes until maturity on November 15, 2026, subject to earlier repurchase, redemption or conversion. Please refer to note 7 of the Consolidated Financial Statements for more details.
     In addition, in August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz), that provides the Company up to U.S.$60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term, less a placement fee equal to 2.4% of gross proceeds payable to the placement agent, Rodman & Renshaw, LLC. The ELOC established by the securities purchase agreement will terminate 24 months from the effective date of the registration statement. The ELOC shall also terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction, (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice, or (iv) the registration statement does not become effective by the 12-month anniversary of the date of the securities purchase agreement. The Company may terminate the securities purchase agreement upon five trading days’ notice (i) if Cityplatz shall fail to fund a properly noticed drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least U.S.$25,000,000 under the ELOC. Either party may also terminate the securities purchase agreement upon five trading days’ notice if the volume-weighted average price of the Company’s common shares is below U.S.$5 for more than 30 consecutive trading days, as adjusted. As at December 31, 2006, the Company had not drawn any funds under the ELOC.
     Proceeds from sale-leaseback amounted to $32,000,000 for the year ended December 31, 2005, and are in respect of the Company’s facilities located in Laval, Quebec. The transaction generated a net gain of $21,358,000. For accounting purposes, the net gain is deferred and amortized over the period of the lease. The Company has leased the facilities for a period of 15 years, with an option to buy it back at fair market value beginning December 1, 2017. In addition, the Company has secured two five-year options to extend the lease beyond the original term. Of the proceeds, $9.8 million was used to repay the long-term debt contracted in 2004 to finance the acquisition of the facilities from Shire BioChem.
     Proceeds from issue of long-term debt amounted to $10,500,000 for the year ended December 31, 2004 and are in respect of the revolving decreasing term credit agreement entered into to finance the acquisition of facilities from Shire Biochem in May 2004.
Investing activities
     Additions to property and equipment for the year ended December 31, 2006, amounted to $908,000, compared to $1,364,000 for the year ended December 31, 2005 and $14,750,000 for the year ended December 31, 2004. The main additions to property and equipment for the years ended December 31, 2006, and 2005 were composed of research equipment. The main additions to property and equipment for the year ended December 31, 2004, were facilities acquired from Shire BioChem ($11,213,000), as well as research equipment ($2,254,000). The facilities acquired from Shire BioChem are located in the Parc Scientifique et de haute technologie de Laval and include buildings with approximately 160,000 square feet, 40% of which are research and development space to support Neurochem’s advancing research and development programs. Additions to patents for the year ended December 31, 2006, amounted to $1,946,000, compared to $1,138,000 for the year ended December 31, 2005, and

$1,599,000 for the year ended December 31, 2004. The Company expects that patent costs should increase in the future as intellectual property protection activities continue.
     Addition to long-term investment amounted to $1,660,000 for the year ended December 31, 2006 and represents the Company’s additional indirect equity investment in Innodia, as described above.
     Other
     As at January 31, 2007, the Company had 38,777,872 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,546,979 options granted under the stock option plan and 2,134,471 shares potentially issuable under the convertible notes, for a maximum of 43,679,322 common shares, on a fully diluted basis.
     The Company invests available cash resources, in a manner consistent with a goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.
     Since its inception in 1993, Neurochem has devoted its resources principally to funding research and development programs and the related infrastructure and support activities. As at December 31, 2006, the Company has incurred a cumulative deficit since inception of $296,609,000, of which research and development expenditures totaled $216,845,000 before net research tax credits and grants of $25,174,000. The Company expects operating expenses to increase in the future as product candidates advance through the stages of clinical development, as the Company continues to invest in product research and development and as it prepares for commercialization of its lead product candidates.
     The Company signed a collaboration and distribution agreement with Centocor in respect of eprodisate (KIACTA™) in December 2004. However, the Company has not yet generated any revenues from the sale of products and has not been profitable to date. Neurochem has funded its operations primarily through private and public offerings of common shares, issuance of convertible notes, payments received under collaboration and research and development agreements, proceeds from the sale-leaseback, interest income, tax credits and grants. While the Company continues to be in the development phase, it expects to fund operations with proceeds from equity or debt financing, interest income, revenues from partnership, collaborative research, license, product development and co-marketing agreements, research tax credits and grants.
     The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, potential proceeds from the equity line of credit facility, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.
     Disclosure of fair value of financial instruments, credit risk, foreign currency risk and interest rate risk is presented in note 21 of the Consolidated Financial Statements.
     Contractual Obligations
     As at December 31, 2006, Neurochem’s future contractual obligations are principally for operating leases for facilities and office equipment, clinical trial outsourcing agreements,

management fees for Picchio International, as well as payments in relation to the convertible notes. Future contractual obligations by year of maturity are presented below.

	Payments Due by Period
	(in thousands of Canadian dollars)
Contractual
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating leases	45,012	2,810	5,784	6,045	30,373
Clinical trial agreements	19,362	13,928	5,434	Nil	Nil
Management fees	2,289	2,289	Nil	Nil	Nil
Convertible notes (1)	49,044	Nil	Nil	49,044	Nil
Interest payments on convertible notes (1)	14,713	2,943	5,885	5,885	Nil

(1)	Assumes redemption of convertible notes in November 2011.
          Refer to note 7 to the Consolidated Financial Statements for terms and conditions.
     The Company has not engaged in commodity contract trading or off-balance sheet financing, other than in relation to operating leases and the sale-leaseback transaction, for which the contractual obligations under the operating leases are stated above. In addition, the Company is also responsible for operating costs and taxes under the operating leases. Furthermore, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, as discussed previously.
     The Company has letters of credit granted in favor of Centocor for U.S.$6,000,000 and a landlord for $640,000; equivalent amounts of marketable securities are pledged under these letters of credit and are presented as restricted cash on the Consolidated Balance Sheet as at December 31, 2006.
     In December 2004, the Company entered into an agreement with its Chief Executive Officer, Dr. Francesco Bellini, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. In 2005, the Company recorded stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified performance targets; these shares will be issued by the Company upon formal notification by the Chief Executive Officer.
     The Company has entered into a number of other agreements, which involve future commitments. Please refer to note 15 of the Consolidated Financial Statements for the year ended December 31, 2006.
     Subsequent event
     On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number of DSUs is determined by the 5-day volume weighted average trading price of the Company’s common shares, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s retirement, death, resignation or termination
     DISCLOSURE CONTROLS AND PROCEDURES
     Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of December 31, 2006.
     INTERNAL CONTROL OVER FINANCIAL REPORTING
     Internal control over financial reporting (ICFR) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with Canadian GAAP. Management, including the Company’s Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. Management assessed the effectiveness of the Company’s ICFR as of December 31, 2006, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s ICFR was effective as of December 31, 2006.
     There was no change in the Company’s ICFR that occurred during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect its ICFR.
     CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     The preparation of consolidated financial statements in accordance with GAAP requires management to adopt accounting policies and to make certain estimates and assumptions that the Company believes are reasonable based upon the information available at the time these decisions are made. These accounting policies, estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues, expenses and cash flows during the reporting periods. On an ongoing basis, management reviews its estimates and actual results could differ from estimates. The Company’s significant accounting policies are described in Note 2 to the audited Consolidated Financial Statements. Management considers that the following accounting policies and estimates are the more important to assist in understanding and evaluating its consolidated financial statements.
     Revenue recognition: Revenue from collaboration and distribution agreements that include multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair value. Payments received under the collaboration and distribution agreements may include upfront payments, regulatory and sales-based milestone payments for specific achievements, as well as distribution fees. Upfront and regulatory milestone payments, which require the Company’s ongoing involvement are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specific element of the arrangement, are recognized as income upon the achievement of the specified milestones. Distribution fee revenue is recognized when the amount is determinable and collection is reasonably assured.
     Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility operating costs, office services, information technology and human resources. The Company accrues clinical trial expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion.
     Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered “more likely than not” to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary at December 31, 2006. In the event the Company was to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period in which such determination is made.
     Property, equipment and patent costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment, as well as whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its recoverable value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.
     Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees subsequent to July 1, 2002. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s earnings.
     CHANGE IN ACCOUNTING POLICIES
     New accounting pronouncements adopted in 2006
     In 2006 the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3831, “Non-monetary Transactions”, which requires non-monetary transactions to be measured at fair value, subject to certain exceptions. The adoption of these recommendations had no impact on the Company’s consolidated financial statements.
     Recent accounting pronouncements to be adopted
     The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of the adoption of these new standards on its consolidated financial statements.
     Section 1530 “Comprehensive Income” dictates that the presentation of comprehensive income and its components in the consolidated financial statements should be given the same importance as all other statements which form part of the consolidated financial statements. Comprehensive income corresponds to the variations in the net assets of a corporation caused by operations, events and circumstances unrelated to its shareholders. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.
     Section 3251 “Equity” replaces Section 3250 “Surplus” and incorporates consequential amendments resulting from the issuance of Section 1530 “Comprehensive Income”.
     Section 3855 “Financial Instruments – Recognition and Measurement” determines accounting and evaluation standards applicable to financial assets, financial liabilities and non-financial derivatives. These financial instruments must be classified in defined categories. The classification determines the manner of evaluation of each instrument and presentation of related gains and losses. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.
     Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”. These standards enhance existing disclosures in previously issued Section 3861 “Financial Instruments –Disclosures and Presentation”. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. Both Sections will become effective October 1, 2007.
     Section 3865 “Hedges” is an optional standard which provides the choice of applying hedge accounting with regard to certain financial instruments. It replaces AcG-13 “Hedging Relationships” as well as the provisions of former Section 1650 “Foreign Currency

Translation”. This section addresses hedge accounting and related disclosure. It applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.
     Section 1506 “Accounting Changes” modifies certain aspects of the standard it replaces. A reporting entity may not change its accounting method unless required by a primary source of GAAP or to provide a more reliable and relevant presentation of the financial statements. In addition, changes in accounting methods must be applied retroactively and additional information must be disclosed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007.
     In March 2006, the Accounting Standards Board of the CICA released its new strategic plan which proposes to abandon Canadian GAAP and effect a complete convergence to the International Financial Reporting Standards. At the end of a transitional period of approximately five years, Canadian GAAP will cease to exist as a separate, distinct basis of financial reporting for public companies. The Company will closely monitor changes arising from this convergence.
     RISKS AND UNCERTAINTIES
     Since its inception in 1993, Neurochem has experienced operating losses and products have not yet been marketed commercially. The Company’s product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company’s business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical and other biotechnology companies.
     Product research and development involves a high degree of risk and returns to investors are dependent upon successful development and commercialization of the Company’s products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company’s products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company. There can be no assurance that the Company’s future potential products will gain market acceptance among physicians, patients, healthcare payers and the medical community.
     Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent protection and safeguarding trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others.
     The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products. There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in manufacturing, marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate revenue or achieve profitability.
     Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of stock options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific research and clinical development, the Company’s ability to obtain regulatory approvals, the market acceptance of the Company’s products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.
     A detailed discussion on the Company’s risks and uncertainties can be found in the Company’s public filings including the Annual Information Form and the recently filed Final Short Form Base Shelf Prospectus available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
On behalf of Management,
Mariano Rodriguez, C.A., C.P.A.
Vice President, Finance
& Chief Financial Officer
Laval, Quebec, Canada
February 21, 2007

     AUDITORS’ REPORT TO THE SHAREHOLDERS
     We have audited the consolidated balance sheets of Neurochem Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, 2005 and 2004, and for the period from inception (June 17, 1993) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, in accordance with Canadian generally accepted accounting principles.
/s/ KPMG
Chartered Accountants
Montreal, Quebec, Canada
     February 9, 2007 (except as to note 23, which is as of February 15, 2007)

Consolidated Balance Sheets
December 31, 2006 and 2005
(in thousands of Canadian dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	December 31,	December 31,	December 31,
	2006	2006	2005

	(U.S.$-	(Cdn$)	(Cdn$)
	note 2 (k))
Assets

Current assets:
Cash and cash equivalents	$12,158	$14,168	$7,382
Marketable securities	36,600	42,653	63,709
Restricted cash (note 15 (d))	6,000	6,992	6,995
Sales taxes and other receivables	1,043	1,216	728
Research tax credits receivable	928	1,082	2,404
Prepaid expenses	2,489	2,901	3,171

	59,218	69,012	84,389

Restricted cash (note 15 (d))	549	640	640
Deferred financing fees (note 7)	1,535	1,789	—
Long-term prepaid expenses	789	919	1,355
Long-term investment (note 3 (b))	319	372	235
Property and equipment (note 5)	3,912	4,559	4,911
Patents (note 6)	5,080	5,920	5,416

	$71,402	$83,211	$96,946

Liabilities and Shareholders’ (Deficiency) Equity

Current liabilities:
Accounts payable	$3,753	$4,374	$5,016
Accrued liabilities	9,834	11,461	8,551
Deferred revenue (note 4)	7,568	8,819	2,429
Deferred gain on sale of property (note 5)	1,222	1,424	1,424

	22,377	26,078	17,420

Deferred revenue (note 4)	—	—	8,779
Deferred gain on sale of property (note 5)	15,732	18,334	19,759
Long-term accrued liabilities (note 10)	635	740	207
Convertible notes (note 7)	33,650	39,214	—

	72,394	84,366	46,165

Non-controlling interest	725	845	509

Shareholders’ (deficiency) equity:
Share capital (note 11)	232,479	270,923	260,968
Equity portion of convertible notes (note 7)	8,358	9,740	—
Additional paid-in capital (notes 3 (a) and 11 (b))	11,967	13,946	10,052
Deficit	(254,521)	(296,609)	(220,748)

	(1,717)	(2,000)	50,272

Commitments and contingencies (note 15)
Subsequent event (note 23)

	$71,402	$83,211	$96,946

See accompanying notes to consolidated financial statements.
On behalf of the Board of Directors by:

(Signed) Graeme K. Rutledge	(Signed) Colin Bier
Director	Director

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2006	2006	2005	2004	operations

	(U.S.$-	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	note 2 (k))
Revenues:
Collaboration agreement (note 4)	$2,050	$2,389	$3,384	$132	$5,905
Reimbursable costs	693	808	1,057	195	2,060
Research contracts	—	—	—	—	9,216
License fees	—	—	—	—	1,106

	2,743	3,197	4,441	327	18,287

Expenses (income):
Research and development	50,305	58,624	50,495	30,957	216,845
Research tax credits and grants	(1,847)	(2,153)	(4,393)	(1,799)	(26,451)
Other research and development charges	1,096	1,277	—	—	1,277

	49,554	57,748	46,102	29,158	191,671

General and administrative	11,198	13,050	22,212	17,953	82,771
Arbitral award (note 12)	1,793	2,089	—	—	2,089
Reimbursable costs	693	808	1,057	195	2,060
Stock-based compensation (note 13)	3,474	4,048	4,795	4,038	12,881
Special charges (note 14)	—	—	—	1,676	1,676
Depreciation of property and equipment	1,098	1,280	2,028	1,801	8,701
Amortization and patent cost write-off	415	484	1,161	245	2,639
Interest and bank charges	130	151	462	277	1,798

	68,355	79,658	77,817	55,343	306,286

Net loss before undernoted items	(65,612)	(76,461)	(73,376)	(55,016)	(287,999)

Investment income and other:
Interest income	2,022	2,356	2,082	1,030	10,952
Accretion expense (notes 7 and 14)	(544)	(634)	—	—	(634)
Foreign exchange (loss) gain	(273)	(318)	187	1,298	(332)
Gain on technology transfer	—	—	—	—	3,484
Other income	1,312	1,529	935	289	2,892
Share of loss in a company subject to significant influence (note 3 (b))	(2,375)	(2,768)	(3,124)	—	(5,892)
Non-controlling interest (note 3 (b))	780	909	930	—	1,839

	922	1,074	1,010	2,617	12,309

Net loss before income taxes	(64,690)	(75,387)	(72,366)	(52,399)	(275,690)
Income taxes (note 17):
Quebec credit for losses	—	—	—	—	700

Net loss	$(64,690)	$(75,387)	$(72,366)	$(52,399)	$(274,990)

Net loss per share (note 18):
Basic and diluted	$(1.67)	$(1.95)	$(2.06)	$(1.74)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2006	2006	2005	2004	operations

	(U.S.$-	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	note 2 (k))
Deficit, beginning of period:
As previously reported	$(189,424)	$(220,748)	$(140,926)	$(86,365)	$—
Adjustment to reflect change in accounting policy for stock options (note 3 (a))	—	—	—	(2,162)	(2,162)
Adjustment to reflect change in accounting policy for long-term investment (note 3 (b))	—	—	(2,501)	—	(2,501)

Deficit, beginning of period, as restated	(189,424)	(220,748)	(143,427)	(88,527)	(4,663)

Net loss	(64,690)	(75,387)	(72,366)	(52,399)	(274,990)

Share issue costs (notes 7 and 11)	(407)	(474)	(4,955)	—	(16,956)

Deficit, end of period	$(254,521)	$(296,609)	$(220,748)	$(140,926)	$(296,609)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

				Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2006	2006	2005	2004	operations

	(U.S.$-	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	note 2 (k))
Cash flows from operating activities:
Net loss	$(64,690)	$(75,387)	$(72,366)	$(52,399)	$(274,990)
Adjustments for:
Depreciation, amortization and patent cost write-off	1,513	1,764	3,189	2,046	11,340
Unrealized foreign exchange loss	1,347	1,570	1,757	263	5,495
Stock-based compensation	3,474	4,048	4,795	4,038	12,881
Share of loss in a company subject to significant influence	2,375	2,768	3,124	—	5,892
Non-controlling interest	(780)	(909)	(930)	—	(1,839)
Amortization of deferred financing fees	46	53	—	—	53
Write-off of leasehold improvements and other property and equipment	—	—	—	1,189	1,189
Provision for lease exit obligations	—	—	—	487	487
Accretion expense	544	634	6	19	659
Amortization of gain on sale leaseback	(1,223)	(1,425)	(175)	—	(1,600)
Gain on technology transfer	—	—	—	—	(3,484)
Shares issued for services	—	—	—	—	41
Changes in operating assets and liabilities:
Restricted cash	—	—	(7,898)	—	(7,898)
Amount receivable under collaboration agreement	—	—	14,443	(14,443)	—
Sales taxes and other receivables	(418)	(488)	54	(61)	(1,216)
Research tax credits receivable	1,135	1,322	(1,055)	762	(1,082)
Prepaid expenses	232	270	569	(2,165)	(3,222)
Long-term prepaid expenses	374	436	6	(1,135)	(693)
Deferred revenue	(2,050)	(2,389)	(3,384)	14,592	8,819
Accounts payable and accrued liabilities	3,203	3,733	2,613	3,771	16,155

	(54,918)	(64,000)	(55,252)	(43,036)	(233,013)

Cash flows from financing activities:
Proceeds from issue of share capital	8,410	9,801	84,605	1,490	269,784
Share issue costs	(407)	(474)	(4,955)	—	(16,956)
Proceeds from convertible notes	40,809	47,557	—	—	47,557
Deferred financing fees	(1,580)	(1,842)	—	—	(1,842)
Proceeds from sale-leaseback	—	—	32,000	—	34,168
Repayment of obligations under capital lease	—	—	(416)	(425)	(3,162)
Proceeds from long-term debt	—	—	—	10,500	10,500
Repayment of long-term debt	—	—	(10,136)	(364)	(10,500)

	47,232	55,042	101,098	11,201	329,549

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2006	2006	2005	2004	operations

	(U.S.$-	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	note 2 (k))
Cash flows from investing activities:
Additions to property and equipment	(779)	(908)	(1,364)	(14,750)	(24,218)
Additions to patents	(1,670)	(1,946)	(1,138)	(1,599)	(8,880)
Additions to long-term investment	(1,424)	(1,660)	—	—	(2,251)
Proceeds from (investment in) marketable securities	18,068	21,056	(41,743)	40,759	(42,653)
Proceeds from disposal of property and equipment	—	—	68	26	94

	14,195	16,542	(44,177)	24,436	(77,908)

Net increase (decrease) in cash and cash equivalents	6,509	7,584	1,669	(7,399)	18,628

Cash and cash equivalents, beginning of period	6,334	7,382	7,207	14,869	—

Effect of unrealized foreign exchange on cash and cash equivalents	(685)	(798)	(1,494)	(263)	(4,460)

Cash and cash equivalents, end of period	$12,158	$14,168	$7,382	$7,207	$14,168

Supplemental disclosures to cash flow statements (note 19)
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
1. Organization and business activities:
     Neurochem Inc. (the Company or Neurochem) is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. The Company’s pipeline of innovative, oral product candidates primarily targets neurological disorders.
     Since inception, the business activities of the Company have been devoted principally to the development of the Company’s core technology platform, amyloid inhibitors, which focus on chemical compounds that could have the potential to inhibit the formation, deposition and toxicity of amyloid fibrils which are implicated or believed to be the underlying causes of certain diseases. The diseases currently targeted by the Company include amyloid A (AA) amyloidosis, Alzheimer’s disease and Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (CAA). The status of the Company’s principal product candidates is as follows:

Disease indication	Product candidate	Stage of development
AA amyloidosis	eprodisate (KIACTA TM)	NDA and MAA application in progress
Alzheimer’s Disease	tramiprosate (ALZHEMED TM)	Phase III clinical trials
Hemorrhagic Stroke due to CAA	tramiprosate (CEREBRIL TM)	Phase IIa clinical trial
     Neurochem is considered to be in the development stage, with clinical trials for three of its programs. Since inception, substantially all of the Company’s research and development expenditures, capital expenditures, including costs incurred to secure patents, and all revenues from milestone payments, collaboration agreements and research contracts, relate to the Company’s core technology platform.
     In the fiscal period ended June 30, 2003, the Company licensed out intellectual property rights in its type 2 diabetes program to Innodia Inc. (Innodia). Innodia is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.
2. Significant accounting policies:
     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).
     (a) Principles of consolidation:
     The consolidated financial statements include the accounts of Neurochem Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.
     (b) Cash and cash equivalents:
     The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents.

     2. Significant accounting policies (continued):
     (c) Marketable securities:
     Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of commercial paper. Interest bearing financial assets are intended to be held to maturity and are carried at amortized cost. Interest is recognized on an effective yield basis. These investments are written down to their estimated fair market value when this amount is less than amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted market prices.
     (d) Property and equipment:
     Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation is provided at the following annual rates:

Asset	Basis	Rate/period

Building (to November 2005)	Straight-line	20 years
Research equipment	Declining balance	20%
Office equipment	Declining balance	20%
Computer hardware	Declining balance	30%
Computer software	Straight-line	1-2 years
Equipment under capital leases	Declining balance	20-30%
     (e) Patents:
     The capitalized amount with respect to patents relates to direct costs incurred in connection with securing and maintaining the patents. Patents are stated at cost and are amortized using the straight-line method over the remaining life of the patent.
     (f) Impairment and disposal of long-lived assets:
     Long-lived assets, including property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the recoverable value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the recoverable value less selling costs, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

2. Significant accounting policies (continued):
     (g) Revenue recognition:
     Revenue from collaboration agreements that includes multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values. Payments received under the collaboration agreement may include upfront payments, regulatory and sales-based milestone payments for specific achievements as well as distribution fees. Upfront and regulatory milestone payments, which require the Company’s ongoing involvement, are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones. Distribution fees are recognized when the amount is determinable and collection is reasonably assured.
     License fees are recorded when conditions and events under the license agreement have been met or occurred, and collectibility is reasonably assured.
     Reimbursable costs incurred in connection with the Company’s collaboration agreement with Centocor, Inc. are included in total revenues and expenses.
     Interest income is recognized as earned.
     (h) Research and development:
     Research expenditures are expensed as incurred and include a reasonable allocation of overhead expenses. Development expenditures are deferred when they meet the criteria for capitalization in accordance with Canadian GAAP, and the future benefits could be regarded as being reasonably certain. At December 31, 2006 and 2005, no development costs were deferred.
     (i) Government assistance:
     Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Grants are recorded when there is reasonable assurance that the Company has complied with the terms and conditions of the approved grant program. Research tax credits are recorded when there is reasonable assurance of their recovery.
     (j) Foreign exchange:
     Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are included in income.
     Neurochem Inc’s foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of operations.

2. Significant accounting policies (continued):
     (k) Translation of convenience:
     The Company’s functional currency is the Canadian dollar. The Company also presents the consolidated financial statements as at and for the period ended December 31, 2006 in U.S. dollars, using the convenience translation method whereby all Canadian dollar amounts are converted into U.S. dollars at the noon exchange rate quoted by the Bank of Canada as at December 31, 2006, which was $0.8581 U.S. dollar per Canadian dollar. The information in U.S. dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such U.S. dollar amounts or could be or would have been converted into U.S. dollars at the rate indicated.
     (l) Income taxes:
     Income taxes are provided for using the liability method. Under this method, differences between the financial reporting bases and the income tax bases of the Company’s assets and liabilities are recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.
     (m) Guarantees:
     In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the guaranteed party, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another party to pay its indebtedness when due.
     A liability is recorded when the Company considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreement.
     (n) Costs associated with lease exit activities:
     Costs associated with lease obligations for leased premises that are no longer being used by the Company are recognized and measured at fair value as of the cease-use date. The face value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could reasonably be obtained for the property, measured using the credit-adjusted risk-free rate.

2. Significant accounting policies (continued):
     (o) Earnings per share:
     Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. The dilutive effect of the convertible notes is reflected in diluted earnings per share by application of the “if-converted” method, if dilutive. Under the if-converted method, convertible notes are assumed to have been converted at the beginning of the period (or at time of issuance, if later) and the resulting common shares are included in the denomination for purposes of calculating diluted earnings per share.
     (p) Use of estimates:
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and patent costs, estimating accruals for clinical trial expenses, estimating the timing of regulatory approvals for revenue recognition purposes, allocating the proceeds received from issuance of convertible notes between debt and equity components as well as assessing the recoverability of research tax credits and future tax assets. The reported amounts and note disclosures reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.
3. Changes in accounting policies:
     (a) Stock-based compensation:
     Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for stock options using the fair value based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

3. Changes in accounting policies (continued):
     (a) Stock-based compensation (continued):
     Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the CICA to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.
     (b) Variable interest entities:
     On January 1, 2005, the Company adopted the recommendations of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a variable interest entity (VIE)). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company’s investment in a holding company that owns Innodia Inc.’s shares (Innodia Holding) meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia Holding. Innodia Holding’s only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company’s interest in Innodia Holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.
     In March 2006, the Company invested an additional amount of $1,660 in Innodia Holding in connection with a financing by Innodia Inc. Following the additional investment by the Company and the other Innodia Holding shareholders, the carrying amounts of the long-term investment and non-controlling interest were $2,905 and $1,245, respectively. As at December 31, 2006, the Company’s indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares.

4. Collaboration agreement:
     In December 2004, the Company concluded a definitive collaboration and distribution agreement with Centocor, Inc. (Centocor) for eprodisate (KIACTA™), the Company’s most advanced product candidate designed to treat AA Amyloidosis. Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for eprodisate (KIACTA™), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to U.S.$54,000, as well as tiered distribution fees which will be based upon annual sales of eprodisate (KIACTA™) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the United States and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of eprodisate (KIACTA™) in the applicable territories.
     In 2004, the Company recorded a receivable for the upfront payment due from Centocor upon signing of the agreement in the amount of $14,443 (U.S.$12,000). One half of the upfront payment received by the Company is potentially refundable in specified circumstances, with the resolution of these circumstances expected in 2007. All of the deferred revenue at December 31, 2006 and 2005 relates to amounts received under this agreement.
     The Company recognized $2,389 of revenue under the agreement in 2006 (2005 — $3,384; 2004 — $132), representing the amortization of the non-refundable upfront payment for the period from signing the agreement, December 21, 2004, over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period over which revenue is being recognized is subject to change based on additional information that the Company may receive periodically in respect of its expected date of regulatory approvals.
5. Property and equipment:

			December 31,
			2006
		Accumulated	Net book
	Cost	depreciation	value

Research equipment	$7,517	$4,215	$3,302
Computer hardware and software	3,284	2,517	767
Office equipment	981	491	490

	$11,782	$7,223	$4,559

5. Property and equipment (continued):

			December 31,
			2005
		Accumulated	Net book
	Cost	depreciation	value

Research equipment	$7,001	$3,421	$3,580
Computer hardware and software	2,905	2,151	754
Office equipment	948	371	577

	$10,854	$5,943	$4,911

     Included in “depreciation of property and equipment” in the consolidated statements of operations is depreciation of nil in respect of equipment under capital leases for the year ended December 31, 2006 (2005 — $94 and 2004 — $127).
     In 2004, the Company purchased new facilities for a total cash consideration of $10,500, plus $713 of acquisition-related costs. Assets acquired, including acquisition costs, consisted of land in the amount of $1,646, buildings in the amount of $9,476 and equipment of $91. On November 17, 2005, the Company entered into a sale and leaseback transaction for the above mentioned facilities for a sale price of $32,000. The transaction generated a net gain of $21,358. The net gain is deferred and is being amortized over the original term of the lease of 15 years as a reduction of rent expense. The Company accounts for this lease as an operating lease. Rent expense is calculated on a straight-line basis over the original term of the lease. The Company has an option to purchase the property at fair market value beginning on December 1, 2017.
6. Patents:

	2006	2005

Cost	$7,133	$6,263
Accumulated amortization	1,213	847

	$5,920	$5,416

     The remaining weighted average amortization period of patents at December 31, 2006 is 14.3 years (2005 — 15.6 years; 2004 — 15.4 years). The estimated amortization expense for each of the next five years is approximately $500 per annum or $2,500 in the aggregate.

6. Patents (continued):
     Effective January 1, 1994, the Company entered into an epilepsy license agreement (Epilepsy Agreement), with Parteq Research and Development Innovations (Parteq), the commercialization arm of Queen’s University. Pursuant to the Epilepsy Agreement, the Company was granted the worldwide exclusive license, under certain intellectual property, including patents and patent applications (Epilepsy Patents) belonging to Queen’s University to develop, make, have made, use, sell and have sold certain products. In 2005, the Company provided Parteq with a termination notice for the Epilepsy Agreement, pursuant to which responsibility for, and all rights in, the Epilepsy Patents reverted to Parteq. Accordingly, the Company wrote off the net book value of the Epilepsy Patents in the amount of $853 during the year ended December 31, 2005.
7. Convertible notes:
     On November 9, 2006, the Company entered into a private placement of $47,557 (U.S.$42,085) aggregate principal amount of convertible senior notes (the Notes) due in 2026. The Notes bear interest at a rate of 6% per annum and are payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2007. The Notes are convertible into Common Shares based on an initial conversion rate of 50.7181 shares per U.S.$1 principal amount of Notes (U.S.$19.72/share) which represents a conversion premium of 20% over the Company’s share price at date of issuance.
     The Notes are convertible, at the option of the holder under the following conditions:
(i)	after December 31, 2006, if the closing sale price of the Company’s common shares for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

(ii)	during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per U.S.$1 principal amount of Notes was equal to or less than 97% of the average conversion value of the Notes;

(iii)	if the Company makes certain distributions on its common shares or engages in certain transactions;

(iv)	at any time from, and including October 15, 2009 to November 15, 2009, from October 15, 2011 to November 15, 2011 and at any time on or after November 15, 2021.
     On October 15, 2009, the conversion rate of the Notes will be adjusted to an amount equal to a fraction whose numerator is U.S.$1 and whose denominator is the average of the closing sale prices of the common shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009.

7. Convertible notes (continued):
     On or after November 15, 2011, the Company may redeem the Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest. On November 15, 2011, November 15, 2016 and November 15, 2021, Note holders may require the Company to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest.
     The Company, at its discretion, may elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof.
     In accordance with Canadian GAAP, the Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component is measured at the issue date as the present value of the cash payments of interest and principal due under the terms at a rate which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined in this manner and the face value of the Notes has been allocated to equity. The debt component is accreted to its face value through a charge to earnings over its term. As at December 31, 2006, the debt component is $39,214 (U.S.$33,650), which includes $628 of accreted interest.
     Issue costs incurred in connection with the issuance of the Notes were $2,316 of which $474 pertain to equity and have been classified as share issue costs. Issue costs of $1,842 related to the debt component are presented in “deferred financing fees” and are being amortized over five years, the expected life of the Notes for accounting purposes.
8. Obligations under capital leases:
     Interest expense related to obligations under capital leases for the year ended December 31, 2006 was nil (2005 — $14; 2004 — $45) and is included in “interest and bank charges” in the consolidated statements of operations. Agreements under capital leases terminated as scheduled in November 2005.
9. Long-term debt:
     In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500 in order to finance the acquisition of the facilities as described in note 5. The financing was available to the Company in the form of either advances or discounted bankers’ acceptances. Advances bore interest at the bank’s prime rate plus 0.25%, and the bankers’ acceptances bore interest at bankers’ acceptances rate plus stamping fees of 1.25%. Under the terms of the agreement, the maximum authorized credit was reduced by $175 per quarter. The agreement required certain ratios and covenants to be respected. The loan was guaranteed by a first ranking hypothec on the universality of the Company’s movable and immovable property. The agreement was for a term of five years and was to expire on June 30, 2009.

9. Long-term debt (continued):
     In the second quarter of 2005, the Company renegotiated its revolving decreasing term credit agreement. Under the terms of the amended agreement, the maximum authorized credit was reduced by $100 per quarter from June 2005 to March 2007, by $200 per quarter from June 2007 to March 2008 and by $275 per quarter thereafter until June 2009. Previously, the maximum authorized credit was reduced by $175 per quarter throughout the term.
     On November 17, 2005, using proceeds from the sale-leaseback transaction, the Company repaid in its totality the remaining balance of the revolving decreasing term credit, and the first ranking hypothec on the universality of the Company’s movable and immovable property was discharged.
     Interest on long-term debt including stamping fees amounted to $342 for the year ended December 31, 2005 (2004 — $174).
10. Long-term accrued liabilities:
     Long-term accrued liabilities consist of:

	2006	2005

Lease exit obligation (note 14)	$83	$105
Deferred rent liability	657	102

	$740	$207

11. Share capital and additional paid-in capital:
(a)	The authorized share capital of the Company consists of:

•	an unlimited number of voting common shares

•	an unlimited number of non-voting preferred shares, issuable in one or more series

(b)	Issued and outstanding:
     The issued and outstanding share capital consists of:

	2006	2005

38,722,022 common shares (December 31, 2005 - 37,421,079 common shares)	$270,923	$260,968

11. Share capital and additional paid-in capital (continued):
     (b) Issued and outstanding (continued):
     Changes in the issued and outstanding common shares and additional paid-in capital for the years ended December 31, 2004, 2005 and 2006 were as follows:

			Additional
	Share capital		paid-in
	Number	Dollars	capital

Balance, December 31, 2003	29,775,127	$173,930	$—

Adjustment to reflect change in accounting policy for stock options (note 3 (a))	—	—	2,162

Exercise of stock options:
For cash	545,292	1,490	—
Ascribed value from additional paid-in capital	—	435	(435)

Stock-based compensation	—	—	4,038

Balance, December 31, 2004	30,320,419	175,855	5,765

Issued for cash from public offering (i)	4,000,000	74,495	—

Exercise of warrants (ii)	2,800,000	8,764	—

Exercise of stock options:
For cash	300,660	1,346	—
Ascribed value from additional paid-in capital	—	508	(508)

Stock-based compensation	—	—	4,795

Balance, December 31, 2005	37,421,079	260,968	10,052

Exercise of warrants (iii)	1,200,000	9,372	—

Exercise of stock options:
For cash	100,943	429	—
Ascribed value from additional paid-in capital	—	154	(154)

Stock-based compensation	—	—	4,048

Balance, December 31, 2006	38,722,022	$270,923	$13,946

11. Share capital and additional paid-in capital (continued):
     (b) Issued and outstanding (continued):
          December 31, 2005:
(i)	On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of $18.62 (U.S.$15.30) per share. The total proceeds of the offering to the Company were $74,495 (U.S.$61,200). Total share issue costs of $4,955 were charged to the deficit.

(ii)	On July 25, 2005, a subsidiary of Picchio Pharma Inc. (Picchio Pharma) exercised a warrant to purchase 2.8 million common shares at a price of $3.13 per share. The total proceeds to the Company were $8,764.
     December 31, 2006:
(iii)	On February 16, 2006, Picchio Pharma exercised a warrant to purchase 1.2 million common shares at a price of $7.81. Total proceeds to the Company were $9,372.

(c)	Stock option plan:
     Under its stock option plan, the Company may grant options to purchase common shares to employees, directors and consultants of the Company (the Stock Option Plan). The terms, number of common shares covered by each option, as well as the vesting period are determined by the Board of Directors. In general, options vest over periods of up to five years. During the year ended December 31, 2005, the shareholders approved an amendment to the Company’s Stock Option Plan to change the maximum number of shares reserved for issuance from 4,438,767 common shares to 12.50% of the issued and outstanding common shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share is equal to the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the Toronto Stock Exchange. In no event may the term of any option exceed ten years from the date of the grant of the option.

11. Share capital and additional paid-in capital (continued):
     (c) Stock option plan (continued):
     Changes in outstanding options issued under the Stock Option Plan for the years ended December 31, 2004, 2005 and 2006 were as follows:

		Weighted
		average
	Number	exercise price

Options outstanding, December 31, 2003	2,298,526	$7.23
Granted	797,000	25.65
Exercised	(545,292)	2.73
Cancelled or expired	(186,450)	6.90

Options outstanding, December 31, 2004	2,363,784	14.51
Granted	318,500	21.31
Exercised	(300,660)	4.48
Cancelled or expired	(71,666)	13.68

Options outstanding, December 31, 2005	2,309,958	16.78
Granted	402,000	16.53
Exercised	(100,943)	4.25
Cancelled or expired	(33,519)	20.84

Options outstanding, December 31, 2006	2,577,496	$17.17

     The following table summarizes information about options outstanding and exercisable at December 31, 2006:

		Options outstanding		Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		exercise	years to		exercise
Exercise price/share	Number	price	expiration	Number	price

$ 0.36 - $ 0.65	13,500	$0.61	1.3	13,500	$0.61
$ 2.99 - $ 6.79	354,380	4.07	4.4	354,380	4.07
$ 8.11 - $15.35	745,000	10.50	7.2	367,467	8.40
$17.42 - $23.35	642,116	20.22	7.9	262,483	21.62
$25.30 - $33.00	822,500	26.76	7.5	414,208	27.57

	2,577,496	$17.17	7.0	1,412,038	$15.32

11. Share capital and additional paid-in capital (continued):
     (d) Outstanding warrants at December 31, 2006:
     Each warrant entitles the holder to purchase a specified number of common shares. Changes in outstanding warrant shares issued in connection with various private placements were as follows:

	Number of	Weighted
	warrant	average
	shares	exercise price

Warrant shares outstanding, December 31, 2004 and 2003	4,000,000	$4.53

Exercised (note 11 (b))	(2,800,000)	3.13

Warrant shares outstanding, December 31, 2005	1,200,000	7.81

Exercised (note 11 (b))	(1,200,000)	7.81

Warrant shares outstanding, December 31, 2006	—	$—

     (e) Agreement to issue shares:
     The agreement with the Chief Executive Officer effective December 1, 2004, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets was approved by regulatory authorities and shareholders in 2005. During the year ended December 31, 2006, the Company recorded nil (2005 — $1,441) in stock-based compensation in relation to nil common shares (2005 — 140,000) to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.
     (f) Equity line of credit:
     On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility. The facility has a 24-month term and provides the Company with access to financing of up to U.S.$60,000 in return for the issuance of common shares at a discount of 3.0% to market price at the time of drawdown less a placement fee equal to 2.4% of gross proceeds payable to the placement agent. Under the agreement, the Company is committed to draw down at least U.S.$25,000 over the two-year term of the facility. Drawdown requests are subject to the terms and conditions as specified in the agreement. As of December 31, 2006, the Company had not drawn any funds under the equity line of credit.

12. Arbitral award:
     In June 2006, the International Chamber of Commerce Court of Arbitration (ICC) issued its Final Award (the Final Award) in the arbitration dispute involving Neurochem and Immtech Pharmaceuticals, Inc., formerly known as Immtech International, Inc. (Immtech). The dispute concerned an agreement entered into between Immtech and Neurochem in April 2002 (the Agreement) under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech’s claims after an evidentiary hearing before the tribunal convened in accordance with the rules of the ICC (the Tribunal) held in September 2005. In the Final Award, the Tribunal held that Neurochem did not misappropriate any of Immtech’s compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem’s patent applications.
     The Tribunal found that Neurochem had breached certain sections of the Agreement, and Immtech was awarded U.S.$35 in damages, plus interest thereon for a disputed progress payment under the Agreement. Immtech was awarded only a portion of the ICC’s administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech’s arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S.$1,830. Neurochem has made the payments required by the Final Award. In the second quarter of 2006, the Company recorded a charge of $2,089 to account for this decision.
     On January 25, 2007, Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. (together with UNC, the Universities) filed with the Federal District Court for the Southern District of New York, USA (the Court) a Notice of Voluntary Dismissal bringing to an end the litigation action described herein. The litigation had been stayed since 2004 when the Court ordered Immtech to submit its claims to arbitration as provided for in the underlying agreement between Immtech and Neurochem, leaving the claims of the Universities to be decided after the conclusion of the arbitration. The plaintiffs voluntarily dismissed their complaint against the Company without any payment, license, business agreement, concession or compromise by the Company.
13. Stock-based compensation:
     For the year ended December 31, 2006, the Company recorded total stock-based compensation of $4,048 (2005 — $3,354; 2004 — $4,038), related to stock options granted under the Stock Option Plan after July 1, 2002, in accordance with the change in accounting policy detailed in note 3 (a).
     The fair value of the options granted were determined using the following method and assumptions.

13. Stock-based compensation (continued):
     The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004

Risk-free interest rate	4.18%	3.86%	3.82%
Expected volatility	60%	58%	43%
Expected life in years	7	7	7
Expected dividend yield	nil	nil	nil

     The following table summarizes the weighted average grant-date fair value per share for options granted during the years ended December 31, 2006, 2005 and 2004:

		Weighted average
	Number of	grant-date
	options	fair value

Years ended:
December 31, 2006	402,000	$10.46
December 31, 2005	318,500	12.77
December 31, 2004	797,000	12.83

     Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.
14. Special charges:
     Special charges consist of:

	2006	2005	2004

Provision for lease exit obligations	$—	$—	$487
Write-off of leasehold improvements and other property and equipment	—	—	1,189

	$—	$—	$1,676

14. Special charges (continued):
     The Company had previously entered into lease obligation contracts for space located in the City of Montreal, through February 28, 2011. As a result of the Company’s move to newly acquired facilities during 2004, referred to in note 5, a liability of $896 was recognized in 2004 for the future lease costs of the vacated premises, net of estimated sublease rentals that could reasonably be obtained for the properties. A reconciliation of the beginning and ending liability balances is presented below:

	2006	2005

Initial provision	$126	$289
Payments made	(27)	(169)
Accretion expense	6	6

	105	126

Short-term portion included in accrued liabilities	(22)	(21)

Lease exit provision included in long-term accrued liabilities	$83	$105

15. Commitments and contingencies:
     (a) Operating leases:
     Minimum annual lease payments for the next five years and thereafter under operating leases are as follows:

2007	$2,810
2008	2,867
2009	2,917
2010	2,979
2011	3,066
Thereafter	30,373

$45,012

     In addition, the Company is also responsible for operating costs and taxes under the operating leases.

15. Commitments and contingencies (continued):
     (b) License agreements and research collaborations:
     On February 1, 2006, the Company entered into an assignment agreement with Parteq (Assignment Agreement) which terminated an amyloid license agreement. This amyloid license agreement granted the Company an exclusive worldwide license under certain intellectual property (Amyloid Intellectual Property). Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration, comprising an upfront payment of $200 and various deferred payment amounts, which are approximately equal to the payments provided for in the amyloid license agreement. The Assignment Agreement also provides for annual technology payments, deferred milestone payments and deferred graduated payments based on gross revenues to be generated from commercialized products, which approximate the payments included in the amyloid license agreement.
     Under the terms of an agreement with the federal Ministry of Industry (Technology Partnerships Canada Program), as amended in 2005, the Company is committed to pay the federal government royalties equal to 7.24% of certain milestone revenue and 0.724% of end-product sales realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer’s disease until December 31, 2010. After December 31, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the agreement reaches $20,540. Under the agreement, the Company is committed to spend a specified amount on research and development from the date of regulatory approval to December 31, 2014.
     The Company is party to research and license agreements under which it has obtained rights to use certain technologies to develop certain product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.
     The Company is a party to a collaboration agreement with Centocor for eprodisate (KIACTA TM), under which Neurochem is responsible for the regulatory activities in the United States and in Europe up to approval, as well as for global manufacturing activities.
     The Company outsources clinical trials in the normal course of business. As at December 31, 2006, the Company’s future obligations with respect to these clinical trial agreements amount to $19,362 (2005 — $22,818).
     (c) Management services agreement:
     The payments under a management services agreement with Picchio International Inc. (Picchio International), a company related to a shareholder, director and officer (see note 16 (a)) are $2,289 in 2007.

15. Commitments and contingencies (continued):
(d)	Guarantees:
     At December 31, 2006, the Company is contingently liable for a letter of guarantee granted in favor of a landlord in the amount of $640 relating to the lease of a building as described in note 5. An equivalent amount of cash has been pledged to the bank and is presented as restricted cash.
     In December 2004, the Company obtained a new credit facility in the amount of U.S.$6,000 which was used for the issuance of a letter of guarantee in connection with the collaboration agreement with Centocor referred to in note 4. An equivalent amount of cash has been pledged to the bank and is presented as restricted cash.
16. Related party transactions:
(a)	Under the terms of a management services agreement entered into in March 2003 and amended in October 2003 and again in December 2004 with Picchio International, the Company recorded a management fee of $2,454 for the year ended December 31, 2006 (2005 — $2,400; 2004 — $1,080). As at December 31, 2006, accrued liabilities include $1,000 due to Picchio International (2005 — $625) for performance-based fees since July 1, 2003, all of which were paid in January 2007.
     In 2004, the Company entered into an agreement to issue shares to the Chief Executive Officer. See note 11 (e).
(b)	The Company paid Parteq, a company related to a director, the following amounts in the normal course of operations:

Years ended:
December 31, 2006	$31
December 31, 2005	37
December 31, 2004	10
     As indicated in note 6, the Company wrote off certain patents related to non-core technologies that reverted back to Parteq. As indicated in note 15 (b), the Company entered into an agreement with Parteq which terminated an amyloid license agreement and assigned the Amyloid Intellectual Property to the Company.
(c)	For the year ended December 31, 2006, legal fees paid to a firm in which a former director is a partner were nil during his period of service as a director (2005 — nil; 2004 — $332).

(d)	In 2005, the Company entered into a lease agreement with a company in which Picchio Pharma has an equity interest. For the year ended December 31, 2006, sub-lease revenue under the agreement amounted to $959 (2005 — $701). At December 31, 2006, Neurochem had an amount receivable of $22 (2005 — $27) with this company. In addition, Neurochem had amounts receivable of $26 (2005 — $26) from other companies in which Picchio Pharma has an equity interest.

16. Related party transactions (continued):
(e)	In March 2006, as disclosed in note 3 (b), the Company invested an additional amount of $1,660 in Innodia Holding, a company in which Picchio Pharma has an equity interest. In addition, during 2006, the Company entered into an amendment agreement with Innodia amending the May 2003 license agreement, which granted Innodia an exclusive worldwide license under certain intellectual property relating to diabetes.
     These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
17. Income taxes:
(a)	Details of the components of income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Loss before income taxes:
Canadian operations	$(13,938)	$(15,390)	$(10,935)
Foreign operations	(61,449)	(56,976)	(41,464)

	(75,387)	(72,366)	(52,399)

Basic income tax rate	32.02%	31.02%	31.02%

Computed income tax recovery	(24,139)	(22,448)	(16,254)

Adjustments in income taxes resulting from:
Non-recognition of losses and other deductions	2,952	14,763	7,379
Difference in tax rate of a foreign subsidiary	17,499	10,629	8,262
Non-deductible stock option expense	1,257	1,446	1,251
Non-taxable portion of gain on sale of property	—	(3,220)	—
Permanent differences and other	(7)	(1,170)	(638)
Impact of future changes in enacted rates:
(Increase) decrease in future tax asset	(66)	9,278	—
Increase (decrease) in valuation allowance	2,504	(9,278)	—

	$—	$—	$—

17. Income taxes (continued):
     (b) Net future tax assets:
          The future tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005

Future tax assets:
Patent costs	$9,124	$8,953
Unclaimed scientific research and experimental development expenditures for tax purposes	15,760	13,672
Deferred gain on sale of property	6,105	7,206
Share issue costs	1,682	2,560
Net operating losses of a foreign subsidiary	5,886	3,684
Long-term investment	1,416	1,186
Convertible notes	262	—
Other	281	125

	40,516	37,386

Less: valuation allowance	(39,383)	(36,209)

	1,133	1,177
Future tax liabilities:
Property and equipment	(1,036)	(1,177)
Deferred financing fees	(97)	—

Net future tax assets	$—	$—

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and/or tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.
(c)	The Company has the following unclaimed deductions available to reduce future taxable income in Canada:

	Federal	Quebec

Research expenditure pool (no expiry)	$64,122	$30,056

     The Company also has approximately $13,565 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:

2013	$1,263
2014	5,804
2015	4,109
2026	2,389

$13,565

17. Income taxes (continued):
(d)	The Company has non-capital losses carried forward in a foreign subsidiary which are available to reduce future years’ taxable income. These expire as follows:

2011	$54,776
2012	56,856
2013	65,102

$176,734

18. Loss per share:
          The reconciliation between basic and diluted loss per share is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Basic weighted average number of common shares outstanding	38,654,063	35,104,342	30,156,194

Basic net loss per share	$(1.95)	$(2.06)	$(1.74)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Diluted:
Basic weighted average number of common shares outstanding	38,654,063	35,104,342	30,156,194
Plus impact of stock options and warrants (1)	77,779	1,381,629	4,389,005
Plus impact of Notes	2,134,471	—	—

Diluted common shares	40,866,313	36,485,971	34,545,199

Diluted net loss per share (1)	$(1.95)	$(2.06)	$(1.74)

(1)	The impact of stock options, warrants and Notes is anti-dilutive because the Company incurred losses in 2006, 2005 and 2004. All outstanding options, warrants and Notes included in this computation could potentially be dilutive in the future. At December 31, 2006, 1,025,500 (2005 — 1,294,200) options were not considered in the computation of the diluted weighted average number of shares outstanding, since the exercise price of these options was higher than the average market price.

19. Statements of cash flows — supplementary disclosure:
(a)	Cash and cash equivalents:
     Cash and cash equivalents consist of cash balances with banks and short-term investments:

	2006	2005

Cash balances with banks	$2,370	$1,919
Short-term investments (yielding interest between 4.32% to 5.31% (December 31, 2005: 3.15% to 4.27%))	11,798	5,463

	$14,168	$7,382

(b)	Interest and income taxes:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Cash paid in the year for:
Interest	$—	$257	$151

(c)	Non-cash transactions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Additions to property and equipment and patents included in accounts payable and accrued liabilities at year-end	$387	$1,325	$916

20. Segment disclosures:
(a)	Business segment:
     The Company operates in one business segment, namely the development and commercialization of innovative therapeutics, principally for neurological disorders. The Company’s operations are conducted principally in Canada and Europe.

20. Segment disclosures (continued):
(b)	Property and equipment and intangible assets (patents) by geographic area are as follows:

	2006	2005

Canada	$4,476	$4,800
Europe	6,003	5,527

	$10,479	$10,327

(c)	Major customers:
     All revenues recognized in 2006, 2005 and 2004 were derived from one customer under the collaboration agreement referred to in note 4.
21. Financial instruments:
(a)	Fair value disclosure:
     Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.
     The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash and cash equivalents, restricted cash, sales taxes and other receivables, research tax credits receivable, as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. At December 31, 2006, the fair values of long-term financial liabilities were as follows:

		2006		2005
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Long-term accrued liabilities	$740	$740	$207	$207
Convertible notes	39,214	39,214	—	—
     Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1 mid rating). As at December 31, 2006, the weighted average effective interest rate of the marketable securities is approximately 5.02% (2005 — 3.16%). The fair market value of the marketable securities amounts to $42,652 as at December 31, 2006 (2005 — $63,686).

21. Financial instruments (continued):
     (b) Credit risk:
     Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.
     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of marketable securities. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company’s liquidity needs and yields that are appropriate. Authorized investments include bankers’ acceptances, bearer deposit notes, corporate and government bonds, certificates of deposit, commercial paper and treasury bills, and shall not exceed 10% per issuer, subject to certain exceptions.
     (c) Foreign currency risk management:
     A substantial portion of the Company’s revenues, as well as expenses, are denominated in U.S. dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.
     (d) Interest rate risk:
     The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Marketable securities	Short-term fixed interest rate
Convertible notes	Fixed interest rate
22. Comparative figures:
     Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.
23. Subsequent event:
     On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number of DSUs is determined by the 5-day volume weighted average trading price of the Company’s common shares, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s retirement, death, resignation or termination.

Executive management
Dr. Francesco Bellini
Chairman, President and Chief Executive Officer
Dr. Andreas Orfanos
Executive Vice President, Strategic Planning and Scientific Affairs
Dr. Philippe Calais
President, Global Business
Dr. Denis Garceau
Senior Vice President, Drug Development
Mr. Mariano Rodriguez
Vice President, Finance and Chief Financial Officer
Dr. Daniel Delorme
Vice President, Research
Dr. Lise Hébert
Vice President, Corporate Communications
Ms. Christine Lennon
Vice President, Business Development
Dr. Shona McDiarmid
Vice President, Intellectual Property and Compliance
Ms. Judith Paquin
Vice President, Human Resources
Mr. David Skinner
Vice President, General Counsel and Corporate Secretary

Board of directors
Dr. Francesco Bellini
Chairman, President and Chief Executive Officer
Mr. John Bernbach
President and Founder, NTM Inc.
Dr. Colin Bier
Managing Director, ABA BioResearch Inc.
Mr. Jean-Guy Desjardins
Chairman, President and Chief Executive Officer, Centria Inc.
Mr. André Desmarais
President and Co-Chief Executive Officer,
Power Corporation of Canada
Mr. Neil Flanzraich
Consultant
Mr. Peter Kruyt
President, Power Technology Investment Corporation
Mr. François Legault
President and Chief Operating Officer, ViroChem Pharma Inc.
Dr. Frederick H. Lowy
President Emeritus, Concordia University
Mr. John Molloy
President and Chief Executive Officer, Parteq Innovations
Mr. Calin Rovinescu
Senior Principal, Genuity Capital Markets
Mr. Graeme K. Rutledge
Consultant
Dr. Emil Skamene
Professor of Medicine and Director,
Centre for the Study of Host Resistance

Scientific advisory board
Activities of our research and development team
are regularly reviewed by our Scientific Advisory
Board (SAB). Members include internationally
recognized scientists working in the fields of
Alzheimer’s disease, amyloid and neurology:
Dr. Howard Fillit
Chairman of the SAB, Institute for the Study of Aging, New York,
United States
Dr. Jack Gauldie
McMaster University Medical Centre, Hamilton, Canada
Dr. Alex E. Roher
Sun Health Research Insitute, Sun City, United States
Clinical advisory boards
Internationally renowned clinical experts
are collaborating in the development and
implementation of clinical trials for
eprodisate (KIACTA ™ ), tramiprosate ( ALZHEMED ™ )
and tramiprosate (CEREBRIL ™ ). The following
are members of Neurochem’s Clinical
Advisory Boards :
Eprodisate ( KIACTA ™ )
Dr. Laura M. Dember
Boston University School of Medicine, Boston, United States
Prof. Philip N. Hawkins
Royal Free and University College Medical School, London,
United Kingdom
Dr. Bouke P.C. Hazenberg
University Hospital Groningen, Groningen, Netherlands
Dr. Martha Skinner
Boston University School of Medicine, Boston, United States
Tramiprosate ( CEREBRIL ™ )
Dr. Clive Ballard
Newcastle General Hospital, Newcastle-Upon-Tyne, United Kingdom
Dr. Franz Fazekas
Karl-Franzens University, Graz, Austria
Dr. Steven Greenberg
Massachusetts General Hospital, Boston, United States
Dr. Vladimir Hachinsky
University of Western Ontario, London, Canada

Dr. Ralph Sacco
Columbia University, New York, United States
Tramiprosate ( ALZHEMED ™ )
Dr. Paul S. Aisen
Georgetown University Medical Center, Washington D.C.,
United States
Dr. Howard Chertkow
Lady Davis Institute for Medical Research, Montreal, Canada
Dr. Steven Ferris
New York University School of Medicine, New York,
United States
Dr. Serge Gauthier
McGill University Center for Studies in Aging, Montreal, Canada
Dr. Simon Lovestone
Institute of Psychiatry, London, United Kingdom
Dr. John Morris
Washington University School of Medicine, St-Louis,
United States
Dr. Bruno Vellas
Toulouse Geriatric Alzheimer’s Center, Toulouse, France

Corporate governance
Neurochem is committed to sound corporate
governance practices which ensure that its
affairs are managed in the best interest of
all shareholders. The Board of Directors
undertakes a periodic review to verify that
Neurochem’s governance practices have kept
pace with changing regulatory environments
in the United States and Canada, to which
Neurochem is subject as a company listed on
both the Nasdaq and TSX. Please refer to
the management proxy circular for more
information on the overall structure of the
Board and its Committees and for details
of Neurochem’s corporate governance practices.
Auditors
KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Montreal, Quebec, Canada H3A 0A3
Transfer agents
Computershare Investor Services
100 University Avenue, 9th Floor, North Tower
Toronto, Ontario, Canada M5J 2Y1
Stock listing
Nasdaq National Market
Symbol: NRMX
Toronto Stock Exchange (TSX)
Symbol: NRM
Annual general meeting
The Annual General Meeting will be held
at 10:00 a.m. on May 8, 2007, in the
Maxwell Cummings Auditorium
of the Michal and Renata Hornstein Pavilion
of the Montreal Museum of Fine Arts
1379 Sherbrooke Street West,
Montreal, Quebec, Canada.

Ce rapport est disponible en français.
Design: Figueredo communication
www.figueredocommunication.com
Photography: Gabriele Viviani
www.gabrieleviviani.it
Printed in Canada

     Certain statements in this document, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. The risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, that actual results may vary once the final quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this document. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.
     Experiences and anecdotes included in this report and in reference to Neurochem’s clinical development programs are not relevant to a consideration or understanding of the objectives of the clinical trials to which the product candidates are subject and may not be evidence of any response to treatment. These experiences and anecdotes may differ materially from the actual or anticipated results, or may be atypical from one participant to the next. Furthermore, these experiences and anecdotes cannot be taken to suggest in any way that Neurochem will obtain regulatory approval, including from the FDA, and they do not exclude the possibility of having to conduct additional clinical trials. The reader of this report should not place undue reliance on these experiences and anecdotes.
     Neurochem is not responsible for the content of any external, entirely independent web site identified in this Annual Report, and specifically excludes any liability for any damages or injury arising from the reader’s access to or use of that content. These addresses are provided merely as a convenience to the readers of Neurochem’s Annual Report. Neurochem’s inclusion of these addresses does not imply any endorsement of the material on these sites, nor, unless otherwise expressly disclosed, any sponsorship, affiliation or association with its owner, operator or sponsor. Furthermore, Neurochem’s inclusion of these addresses does not imply Neurochem’s authorization to use any trade name, trademark, logo, legal or official seal or copyrighted symbol that may be reflected in the identified site.

     [logotype]
     Driven to enhance people’s lives.
     Corporate profile. Neurochem is a dynamic, highly energized biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical, unmet medical needs. Its pipeline of innovative oral product candidates primarily targets neurological disorders. With promising candidates for AA amyloidosis and Alzheimer’s disease advancing towards commercialization, Neurochem is coming of age — poised to take its place among the leaders of the global biopharmaceutical industry.
NEUROCHEM INC.
275 Armand-Frappier Blvd.
Laval, Quebec, Canada H7V 4A7
Telephone: (450) 680-4500
Toll-Free: 1 877 680-4500
Fax: (450) 680-4501
E-mail: info@neurochem.com
www.neurochem.com